SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2011

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated July 29, 2011

Press Release dated July 29, 2011

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: July 31, 2011

ENI ANNOUNCES RESULTS FOR THE SECOND QUARTER
AND THE FIRST HALF OF 2011

San Donato Milanese, July 29, 2011 - Eni, the international oil and gas company, today announces its group results for the second quarter and the first half of 2011 (unaudited).

Financial Highlights

•	Adjusted operating profit: euro 9.1 billion in the first half (up 8%); euro 4 billion in the quarter (down 3%).
•	Adjusted net profit: euro 3.63 billion in the first half (up 4%); euro 1.44 billion in the quarter (down 14%).
•	Net profit: euro 3.8 billion in the first half (down 6%); euro 1.25 billion in the quarter (down 31%).
•	Cash flow: euro 8.6 billion in the first half; euro 4.41 billion in the quarter.
•	Interim dividend proposal of euro 0.52 per share.

Operational Highlights

•	Oil and gas production affected by the prolonged crisis in Libya: down by 15% for the second quarter to 1.489 mmboe/d (down by 12% for the first half). When excluding the impact of the production loss in Libya and price effects, the decline was 2% for the quarter (down by 1% for the first half).
•	Gas sales: up by 9% for the second quarter to 21 bcm (up by 7% in the first half).
•	In the first half 4 new fields have been put into production, in the USA, Congo and Italy.
•	Granted new growth opportunities in East-South Asia by acquiring exploration acreage in Indonesia and an interest in two gas discoveries in the Australian Timor Sea.
•	Finalized a deal with Sonatrach to pursue development of gas shale plays in Algeria.
•	Continued exploration success in Norway, USA, Ghana, Venezuela, UK, Angola and Egypt added 415 million barrels to the Company’s resource base in the first half.

Paolo Scaroni, Chief Executive Officer, commented:
"The main feature impacting Eni’s results in the first half of 2011 was the disruption in supply of oil and gas from Libya, which affected all of our business activities. G&P results also suffered from the high supply costs of natural gas, which currently take no account of the expected retroactive benefits of ongoing renegotiations. In this context, Eni delivered solid results, benefiting in particular from improved profitability in E&P. In the first half of the year we have strengthened our growth prospects through the progress on key development projects, continuing exploration success and new agreements which secure access to resources in core and new high potential areas. Management’s expectations for solid full-year results and the Company’s growth and profitability outlook underpin our dividend policy and our proposal for an interim dividend of euro 0.52 per share."

On the same occasion of reviewing this press release, the Board has approved the interim consolidated report as of June 30, 2011, which has been prepared in accordance to Italian listing standards as per Article 154-ter of the Code for securities and exchanges (Testo Unico della Finanza). The document was immediately submitted to the Company’s external auditor. Publication of the interim consolidated report is scheduled within the first half of August 2011 alongside completion of the auditor’s review.

Financial Highlights

Second Quarter 2010	First Quarter 2011	Second Quarter 2011	% Ch. 2 Q. 11 vs. 10	First Half 2010	First Half 2011	% Ch.

				SUMMARY GROUP RESULTS	(euro million)
4,305	5,638	3,810	(11.5)	Operating profit		9,152	9,448	3.2
4,128	5,099	4,003	(3.0)	Adjusted operating profit (a)		8,459	9,102	7.6
1,824	2,547	1,254	(31.3)	Net profit (b)		4,046	3,801	(6.1)
0.50	0.70	0.35	(30.0)	- per share (euro) (c)		1.12	1.05	(6.3)
1.27	1.91	1.01	(20.5)	- per ADR ($) (c) (d)		2.97	2.95	(0.7)
1,667	2,198	1,436	(13.9)	Adjusted net profit (a) (b)		3,489	3,634	4.2
0.46	0.61	0.40	(13.0)	- per share (euro) (c)		0.96	1.00	4.2
1.17	1.67	1.15	(1.7)	- per ADR ($) (c) (d)		2.55	2.81	10.2

i	i	i
(a)	i	For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating and net profit to results on an adjusted basis" page 27.
(b)	i	Profit attributable to Eni’s shareholders.
(c)	i	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d)	i	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Adjusted operating profit
Eni reported lowered adjusted operating profit for the second quarter of 2011 at euro 4 billion, down by 3% from the year-earlier quarter, dragged down by a weak performance of the downstream businesses. The Gas & Power division’s profit fell by 60% from a year ago driven by reduced marketing margins on gas sales due to strong competitive pressures and a weak trading environment. The division’s performance did not take into account the possible benefit associated with ongoing renegotiations of the Company’s long-term gas purchase contracts which may become effective earlier than the end of June 2011. The Refining & Marketing and Petrochemical divisions both reported widening operating losses driven by high costs for oil-based feedstock only partially transferred to end prices. On the positive side, the Exploration & Production division delivered an improved performance (up by 11% from a year ago) driven by a strong oil price environment, partly offset by the impact associated with a lowered Libyan output and the appreciation of the euro vs. the US dollar (up by 13%). Also the Engineering & Construction segment posted higher profit (up 10%) helped by a stronger turnover and higher margins on works.
For the first half of 2011, the Group reported an improved operating profit compared to the first half of 2010 (up by 8% to euro 9.1 billion) on the back of better performances reported by the Exploration & Production and, to a lesser extent, the Engineering & Construction segment, partly offset by weak trends in the Company’s downstream businesses.

Adjusted net profit
Adjusted net profit for the second quarter of 2011 was euro 1.44 billion, a decrease of 14% compared with the second quarter of 2010 as a result of the decreased operating performance and 2 percentage points increase of the Group tax rate. Adjusted net profit for the first half of 2011 was euro 3.63 billion (up 4% from the first half of 2010) driven by a better operating performance, also helped by a slight decrease in the Group tax rate (down by a half percentage point).

Capital expenditure
Capital expenditure was euro 3,740 million for the quarter and euro 6,615 million for the first half mainly relating to continuing development of oil and gas reserves, the upgrading of rigs and offshore vessels in the Engineering & Construction segment and of the gas transport infrastructures.

Cash flow
In the second quarter of 2011 net cash generated by operating activities amounted to euro 4,411 million (euro 8,596 million in the first half). Cash flow from operating activities of the quarter benefited from a cash inflow of euro 248 million associated with transferring trade receivables due beyond March 31, 2011, to factoring institutions amounting to euro 932 million in the first quarter 2011, while the current quarter benefited from transferring euro 1,180 million of trade receivables due beyond June 30, 2011, to the same institutions.
These inflows were used to fund part of the financing requirements associated with capital expenditure incurred in the period and dividend payment, which included payment of balance dividend for the fiscal year 2010 to Eni’s shareholders for euro 1,811 million and to non-controlling interests by consolidated entities (euro 397 million). As a result, net borrowings1 as of June 30, 2011, amounted to euro 25,978 million, representing a slight decrease of euro 141 million from December 31, 2010, and an increase of euro 1,027 million from March 31, 2011.

____________

(1)	Information on net borrowings composition is furnished on page 36.

Financial Ratios
Return on Average Capital Employed (ROACE)2 calculated on an adjusted basis for the twelve-month period to June 30, 2011, was 10.9% (9.7% at June 30, 2010).
Ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage2 – was 0.47 at June 30, 2011, unchanged from December 31, 2010. This indicator was positively influenced by net profit for the period and the slight decrease of net borrowings which effects were absorbed by the appreciation of the euro against the US dollar as recorded at period end exchange rates (up 8%) which reduced shareholders’ equity by euro 2.37 billion, as well as dividend payment.

Interim dividend 2011
In light of the financial results achieved for the first half of 2011 and management’s expectations for the full-year results, the interim dividend proposal to the Board of Directors on September 8, 2011, will amount to euro 0.52 per share (euro 0.50 per share in 2010). The interim dividend is payable on September 22, 2011, being September 19, 2011 the ex dividend date.

Operational highlights and trading environment

Second Quarter 2010	First Quarter 2011	Second Quarter 2011	% Ch. 2 Q. 11 vs. 10	First Half 2010	First Half 2011	% Ch.

1,758	1,684	1,489	(15.3)	Production of oil and natural gas	(kboe/d)	1,800	1,586	(11.9)
980	899	793	(19.1)	- Liquids	(kbbl/d)	995	846	(15.0)
4,319	4,356	3,867	(9.8)	- Natural gas	(mmcf/d)	4,466	4,110	(7.9)
19.19	32.33	21.00	9.4	Worldwide gas sales	(bcm)	49.70	53.33	7.3
9.61	9.68	9.66	0.5	Electricity sales	(TWh)	18.61	19.34	3.9
2.94	2.64	2.90	(1.4)	Retail sales of refined products in Europe	(mmtonnes)	5.62	5.54	(1.4)

Exploration & Production
Eni reported liquids and gas production of 1,489 kboe/d for the second quarter of 2011 (1,586 kboe/d in the first half of 2011), down by 15% from the second quarter of 2010 (down by 12% from the first half of 2010). The magnitude of this reduction was the result of the shutdown of activities at all Eni’s producing sites in Libya and the closure of the GreenStream pipeline transporting gas from Libya to Italy, with the sole exception of the Wafa field which has been flowing at a level of approximately 50 kboe/d net to Eni with the full supply supporting local production of electricity.
Performance for the quarter was also negatively impacted by lower entitlements in the Company’s PSAs due to higher oil prices with an overall effect of 36 kboe/d compared to the year-earlier quarter (approximately 30 kboe/d from the first half of 2010), in addition to the above mentioned loss of Libyan output amounting to approximately 200 kboe/d compared to the second quarter of 2010 (down by approximately 170 kboe/d from the first half of 2010). Net of those effects, production for the quarter decreased by 2 percentage points (down 1 percentage point in the first half of 2011) mainly due to planned facility downtime in particular in Italy. Production decline at mature fields was absorbed by continuing production ramp up in Norway, Egypt and Iraq.

Gas & Power
In the second quarter of 2011 Eni’s gas sales were 21 bcm, an increase of 9% compared with the second quarter of 2010 (up 7% from the first half of 2010) which reflected an improved performance both in Europe and the domestic market. Volumes gains in European markets (up by 2.29 bcm in the quarter of 2011, or 26%; up by 19% in the first half of 2011) were driven by growth registered in Turkey, Germany/Austria, Belgium, UK/Northern Europe and France. In Italy volume increases (up by 0.84 bcm in the quarter of 2011, or 13%; up by 11% in the first half of 2011) were driven by client additions and higher off-takes in power generation, wholesalers and industrial segments which gave a boost to Eni’s market share. These increases were partly offset by lower sales to shippers which import gas to Italy (down by 74% and 55% in the second quarter and first half of 2011, respectively) due to reduced off-takes and lower availability of Libyan gas resulting from the closure of the GreenStream importing pipeline.

_______________

(2)	Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided for by CESR Recommendation No. 2005-178b. See pages 36 and 37 for leverage and ROACE, respectively.

Refining & Marketing
In the second quarter of 2011, the benchmark refining margin on TRC Brent crude was unprofitable (down by 68% to 1.1 $/barrel from the second quarter of 2010; down by 51% from the first half of 2010 to 1.4 $/barrel) as high costs of oil-based feedstock were only partially transferred to product prices pressured by weak demand, high inventory levels and excess capacity. In addition refinery utilities expenses registered large increases as they are indexed to the cost of oil. Against this backdrop, Eni’s realized margins fell sharply although Eni’s complex cycles were helped by widening sweet-sour crude price differentials on the marketplace and higher premium prices on gasoline and gasoil compared to fuel oil.
In the second quarter of 2011, sales volumes on the Italian retail market decreased by 1.4% from a year ago (down by 2.4 in the first half of 2011) due to a large drop in fuel consumption (down by 1.9%). Market share for the period increased by 0.1 percentage points to 30.2% compared to the same period of the previous year. Also retail sales on European market were weaker in the quarter due to lower demand and higher competitive pressure (down by 1.3% in the quarter; however they were up 1.4% in the first half) with reductions in Germany, France and Eastern Europe. These negatives were partly offset by the purchase of a network of service stations in Austria closed during 2010.

Currency
Results of operations for the second quarter and first half of 2011 were negatively impacted by the appreciation of the euro vs the US dollar (up 13% and 5.6% in the quarter and in the first half of 2011, respectively).

Update on Libyan situation

All of Eni’s producing facilities came to halt including export through the GreenStream gas pipeline, with the sole exception of the Wafa field where it is supporting local production of electricity. Plants and pipelines were put into safety status and no damage has been reported. Eni is technically able to resume the gas output at a level similar to the pre-crisis flows in 2010 once the situation has returned to normal. Since March 2011 Eni has evacuated all its personnel and suspended ongoing exploration and development activities. Eni’s production in Libya is currently flowing at a rate of approximately 50 kboe/d, down from the expected level of 280 kboe/d for the year. As of June 30, 2011, Eni’s net capital employed in Libya amounted to $2.04 billion ($2.5 billion as of December 31, 2010), including a 50% interest in GreenStream BV.

Portfolio developments

Algeria
In April 2011, Eni signed a cooperation agreement with Sonatrach to explore for and develop unconventional hydrocarbons, particularly shale gas plays.

Australia
In May 2011, Eni signed an agreement with MEO Australia Ltd to farm-in the Heron and Blackwood gas discoveries in permit NT/P-68, located in the Timor Sea. Eni will acquire a 50% stake and operatorship in the first gas discovery by financing exploration activities relating to the drilling of two appraisal wells. Eni was granted an option to earn a 50% stake in Blackwood discovery by drilling one appraisal well in the area and performing seismic surveys. The agreement also provides an option to acquire an additional 25% in both the discoveries by financing the development plan required to reach a Final Investment Decision (FID).

Indonesia
In May 2011, Eni was awarded rights to explore and the operatorship of the Arguni I block with a 100% interest, located in the Bintuni basin, with high mineral potential. The agreement foresees drilling 2 wells to be carried out in the first 3 years of exploration license.

South Africa
In June 2011, Eni signed a Memorandum of Understanding with South Africa’s State-owned oil company PetroSA to promote common opportunities to jointly expand operations in conventional and unconventional hydrocarbons in South Africa and in Africa. The parties will also study joint initiatives to evaluate long-term LNG supplies for power generation and gas-to-liquids (GTL) as well as refined products to be provided by Eni.

In addition, Eni will support the construction of new power plants aimed at guaranteeing economic development of the country. In addition, Eni and PetroSA will also evaluate leasing options to use storage facilities in Saldanha, located strategically between the Asian, American and European markets.

Bio-based chemical
In June 2011, through its subsidiary Polimeri Europa, Eni signed a cooperation agreement with Novamont SpA to convert Eni’s Porto Torres chemical plant into an innovative bio-based chemical complex to produce bio-plastics and other bio-based petrochemical products (bio-lubricants and bio-additives) for which significant growth is expected in the medium-long term. The project will be supported by an integrated supply chain and raw materials of vegetable origin. Novamont will contribute its technologies and skills in the bio-plastics and bio-based chemical sector. Eni will contribute to the joint entity the Porto Torres plant, infrastructure and professional staff as well as its industry and technical-engineering and commercial know-how in the petrochemical sector. In addition, Eni foresees to build a biomass power plant and to carry out a number of projects for environmental restoration and clean-up activities. Eni plans to make capital expenditure totaling approximately euro 1.2 billion in the 2011-2016 period to execute the above mentioned projects directly or through the joint entity.

Egypt
In July 2011, Eni and the Egyptian Authorities reaffirmed their upstream commitment in the country, particularly in the Western Desert, the Mediterranean Sea and the Sinai basins. The program of activity foresees a development plan including the drilling of additional wells and the fast track of recent discoveries as well as an exploration plan including the drilling of 12 wells. In addition, Eni will provide for a number of sustainable initiatives designed to support the country’s population.

Belgium
In July 2011, Eni signed an agreement with NV Noun Energy for the acquisition of the subsidiary Noun Belgium NV. The company supplies gas and electricity to the industrial and residential segments in Belgium. The agreement is subject to the approval of the relevant Authorities.

Exploration activities

Exploration activities yielded positive results in:
(i)	Norway, with the Skrugard oil and gas discovery to be readily put in production in the PL 532 (Eni’s interest 30%), with initial recoverable reserves of approximately 250 mmbbl;
(ii)	USA, in the Gulf of Mexico, with the Hadrian North appraisal well containing oil and natural gas resources in Block KC919 (Eni’s interest 25%);
(iii)	Ghana, with the appraisal well Sankofa-2 and Gye Nyame discovery containing oil and gas resources in the offshore license Cape Three Points (Eni 47.22%, operator);
(iv)	Venezuela, with the Perla 4 and 5 appraisal wells in Block Cardon IV (Eni’s interest 50%) that have been successfully drilled. The results exceeded the initial resource estimation to more than approximately 16,000 bcf. The development plan provides for a production target of approximately 300 mmcf/d in 2013;
(v)	the United Kingdom with the appraisal of the Culzean gas and liquids discovery (Eni’s interest 16.95%);
(vi)	Angola, in Block 15/06 (Eni operator with a 35% interest) with the Mukuvo-1 discovery and Cinguvu-2 appraisal oil wells, within the West Hub project sanctioned in 2010. Planned activities progressed and start-up is expected in 2013 with peak production at 22 kbbl/d;
(vii)	Egypt, with near field activities in: (i) the Belayim concession (Eni’s interest 100%) with the BB-10 and BLNE-1 oil discoveries that were linked to existing facilities; (ii) the development lease Abu Madi West (Eni’s interest 75%) with the Nidoco West and Nidoco East gas discoveries. Their linking to the existing facilities progressed; (iii) the development lease Meleiha (Eni’s interest 56%) with the Aman SW and Dorra-1X oil discoveries that were started-up;
(viii)	Pakistan, with the Kadanwari-27 exploration well (Eni’s interest 18.42%), in the Kadanwari permit.

Main production start-ups
In line with the Company’s production plans, production was started at the following main fields:
(i)	Capparuccia (Eni’s interest 77.8%) in Italy, with an initial production of approximately 4 kboe/d;
(ii)	Libondo (Eni’s interest 35%), offshore Congo;
(iii)	Nikaitchuq (Eni operator with a 100% interest), offshore Alaska. Peak production is expected at 28 kbbl/d;
(iv)	Appaloosa (Eni’s interest 100%) in the Gulf of Mexico, with a production of approximately 7 kbbl/d.

Divestment of international pipelines

As part of the agreement signed with the European Commission for the divestment of Eni’s interests in the German TENP, the Swiss Transitgas and the Austrian TAG gas transport pipelines, interconnected with the Italian transport system, on June 10, 2011, Eni entered a purchase agreement with Italian Cassa Depositi e Prestiti SpA ("CDP") for the sale of its whole interest in Trans Austria Gasleitung GmbH representing 89% of outstanding shares, which give right to 94% of the entity's earnings. Trans Austria Gasleitung GmbH is the company which owns the transport rights for the Austrian section of the pipeline that connects Russia to Italy. The divestment, subject to approval of the European Commission, provides for the payment of euro 483 million, plus the reimbursement of a shareholder loan granted by Eni to the company equal to euro 192 million. These amounts will be subject to review at the closing date as per market practice. The parties have also agreed upon earn-out mechanisms linked to the occurrence of certain events. The transaction, once finalized, will leave unaffected the ship-or-pay contract signed by Eni with TAG. Procedures are progressing for the divestment of Eni’s interest in the other two gas transport pipelines, the German TENP and the Swiss Transitgas.

Outlook

Management expects that the global economic recovery will continue to progress at a modest pace during the year 2011. Nonetheless, the 2011 outlook is also characterized by a certain degree of uncertainty and volatility in light of ongoing macroeconomic and geopolitical developments, particularly the evolution of the Libyan crisis. Eni forecasts an upward trend for Brent crude oil prices also supported by healthier global oil demand. For its short-term economic and financial projections, Eni assumes an average Brent price of 115 $/bbl for the full year 2011. Management expects that the European gas market will remain weak as sluggish demand growth is insufficient to absorb current oversupplies and ongoing competitive pressures undermine gas operators’ profitability. Refining margins are expected to remain at unprofitable levels due to weak underlying fundamentals (sluggish demand and excess capacity) and high feedstock costs. Against this backdrop, management expectations about the main trends in the Company’s businesses for 2011 are disclosed below.

-	Production of liquids and natural gas is forecast to decline from 2010 (1.815 million boe/d was the actual level in 2010 at 80 $/bbl) at the Company’s pricing scenario of 115 $/bbl for the full year. The decline is expected as a result of volume losses in Libya following the shutdown of almost all of the Company’s production facilities. Better production performance at the Company’s assets elsewhere in the world will help partly offset the impact associated with rising crude oil prices on PSAs entitlements. Assuming the actual production level at 50 kboe/d in Libya for the remainder of 2011, management forecasts a 10 percentage points reduction in the expected production plateau for the full year at a constant pricing scenario. Management has been implementing its plans to target production growth in the Company’s assets by ramping up fields that were started in 2010, starting up new fields in the USA, Australia, Egypt, Italy and Algeria, as well as executing production optimizations in particular in Nigeria, Norway, Egypt, Angola and the United Kingdom;
-	Worldwide gas sales are expected to grow from 2010 (in 2010 actual sales amounted to 97.06 bcm), in spite of sales losses to certain Italian importers due to lower availability of gas from Libya. Management plans to drive volume growth in Italy, leveraging clients additions in the power generation, industrial and wholesale segments, as well as regaining significant market share, and capitalizing on organic growth in key European markets. Considering mounting competitive pressure in the gas market, the achievement of the planned volume targets will be underpinned by strengthening the Company’s leadership on the European market; marketing actions intended to strengthen the customer base in the domestic market and renegotiating the Company’s long-term gas purchase contracts. The cash flow impact associated with lower sales to Italian shippers will be offset by expected lower cash outflows associated with the Company’s take-or-pay gas purchase contracts as the

Company is planning to meet lower availability of Libyan gas with gas from other sources in its portfolio;
-	Regulated businesses in Italy will benefit from the pre-set regulatory return on new capital expenditure and continuing efficiency actions;
-	Refining throughputs on Eni’s account are expected to slightly decline compared to 2010 (actual throughputs in 2010 were 34.8 mmtonnes). The decline is mainly expected at the Venice refinery due to difficulties in supplying Libyan crude oil. Higher volumes are expected to be processed at the Sannazzaro and Taranto refineries and optimization of refinery cycles, as well as efficiency actions are expected to be implemented in response to a negative trading environment;
-	Retail sales of refined products in Italy and the rest of Europe are expected to be slightly lower than in 2010 (11.73 mmtonnes in 2010) against the backdrop of weaker demand. Management plans to counteract that negative trend by leveraging selective pricing and marketing initiatives, developing the "non-oil" business and service upgrade;
-	The Engineering & Construction business confirms solid results due to increasing turnover and a robust order backlog.

In 2011, management plans to make capital expenditure broadly in line with 2010 (euro 13.87 billion was invested in 2010) mainly directed to developing giant fields and starting production at new important fields in the Exploration & Production division, refinery upgrading related in particular to the realization of the EST project, completing the program of enhancing Saipem’s fleet of vessels and rigs, and upgrading the natural gas transport infrastructures. Assuming a Brent price of 115 $/barrel and the planned divestment of certain assets, management forecasts that the ratio of net borrowings to total equity (leverage) at year-end will be lower than in 2010.

This press release has been prepared on a voluntary basis in accordance with the best practices in the marketplace. It provides data and information on the Company’s business and financial performance for the second quarter and the first half of 2011 (unaudited). Results of operations for the first half of 2011 and material business trends have been extracted from the interim consolidated report 2011 which has been prepared in compliance with Article 154-ter of the Italian code for securities and exchanges ("Testo Unico della Finanza" - TUF) and approved by the Company’s Board of Directors today. The interim report has been transmitted to the Company’s external auditor as provided by applicable regulations. Publication of the interim report is scheduled in the first half of August, alongside the Company’s external auditor report upon completion of relevant audits.
In this press release results and cash flows are presented for the second quarter and the first half of 2011 and for the second quarter and the first half of 2010. Information on liquidity and capital resources relates to the end of the periods as of June 30, 2011, March 31, 2011 and December 31, 2010. Tables contained in this press release are comparable with those presented in management’s disclosure section of the Company’s annual report and interim report. Quarterly and semi-annual accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.
Non-GAAP financial measures and other performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided by recommendation CESR/05-178b.

Eni’s Chief Financial Officer, Alessandro Bernini, in his position as manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and entries.

Cautionary statement
This press release, in particular the statements under the section "Outlook", contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the first half of the year cannot be extrapolated on an annual basis.

Contacts
E-mail: segreteriasocietaria.azionisti@eni.com

Investor Relations
E-mail: investor.relations@eni.com
Tel.: +39 0252051651 - Fax: +39 0252031929

Eni Press Office
E-mail: ufficiostampa@eni.com
Tel.: +39 0252031287 - +39 0659822040

* * *

Eni
Società per Azioni, Rome, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

* * *

This press release for the second quarter and the first half of 2011 (unaudited) is also available on the Eni web site: eni.com.

Quarterly consolidated report
Summary results for the second quarter and first half of 2011
(euro million)
Second Quarter 2010	First Quarter 2011	Second Quarter 2011	% Ch. 2 Q. 11 vs. 10	First Half 2010	First Half 2011	% Ch.

22,902	28,779	24,596	7.4	Net sales from operations		47,706	53,375	11.9
4,305	5,638	3,810	(11.5)	Operating profit		9,152	9,448	3.2
(368)	(669)	(240)		Exclusion of inventory holding (gains) losses		(777)	(909)
191	130	433		Exclusion of special items		84	563
				of which:
		69		- non-recurring items			69
191	130	364		- other special items		84	494

4,128	5,099	4,003	(3.0)	Adjusted operating profit (a)		8,459	9,102	7.6
				Breakdown by division:
3,442	4,120	3,826	11.2	Exploration & Production		6,560	7,946	21.1
629	958	251	(60.1)	Gas & Power		1,896	1,209	(36.2)
(52)	(176)	(114)	(119.2)	Refining & Marketing		(146)	(290)	(98.6)
(11)	(12)	(30)	(172.7)	Petrochemicals		(70)	(42)	40.0
343	342	378	10.2	Engineering & Construction		632	720	13.9
(51)	(45)	(60)	(17.6)	Other activities		(108)	(105)	(2.8)
(75)	(84)	(69)	(8.0)	Corporate and financial companies		(140)	(153)	9.3
(97)	(4)	(179)		Impact of unrealized intragroup profit elimination (b)		(165)	(183)
(309)	(83)	(292)		Net finance (expense) income (a)		(554)	(375)
311	265	414		Net income from investments (a)		521	679
(2,348)	(2,671)	(2,443)		Income taxes (a)		(4,625)	(5,114)
56.9	50.6	59.2		Adjusted tax rate	(%)	54.9	54.4

1,782	2,610	1,682	(5.6)	Adjusted net profit		3,801	4,292	12.9

1,824	2,547	1,254	(31.3)	Net profit attributable to Eni’s shareholders		4,046	3,801	(6.1)
(250)	(474)	(170)		Exclusion of inventory holding (gains) losses		(530)	(644)
93	125	352		Exclusion of special items		(27)	477
				of which:
		69		- non recurring items			69
93	125	283		- other special items		(27)	408

1,667	2,198	1,436	(13.9)	Adjusted net profit attributable to Eni’s shareholders		3,489	3,634	4.2

				Net profit attributable to Eni’s shareholders
0.50	0.70	0.35	(30.0)	per share	(euro)	1.12	1.05	(6.3)
1.27	1.91	1.01	(20.5)	per ADR	($)	2.97	2.95	(0.7)
				Adjusted net profit attributable to Eni’s shareholders
0.46	0.61	0.40	(13.0)	per share	(euro)	0.96	1.00	4.2
1.17	1.67	1.15	(1.7)	per ADR	($)	2.55	2.81	10.2
3,622.4	3,622.5	3,622.6		Weighted average number of outstanding shares (c)		3,622.4	3,622.6
4,585	4,185	4,411	(3.8)	Net cash provided by operating activities		9,139	8,596	(5.9)

4,328	2,875	3,740	(13.6)	Capital expenditure		7,107	6,615	(6.9)

(a)	Excluding special items. For a detailed explanation of adjusted net profit by division see page 27.
(b)	This item mainly pertained to intra-group sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of the end of the period.
(c)	Fully diluted (million shares).
i
Trading environment indicators
Second Quarter 2010	First Quarter 2011	Second Quarter 2011	% Ch. 2 Q. 11 vs. 10	First Half 2010	First Half 2011	% Ch.

78.30	104.97	117.36	49.9	Average price of Brent dated crude oil (a)		77.27	111.16	43.9
1.273	1.367	1.439	13.0	Average EUR/USD exchange rate (b)		1.328	1.403	5.6
61.51	76.79	81.56	32.6	Average price in euro of Brent dated crude oil		58.19	79.23	36.2
3.39	1.74	1.09	(67.8)	Average European refining margin (c)		2.90	1.41	(51.4)
4.56	3.35	2.20	(51.8)	Average European refining margin Brent/Ural (c)		3.89	2.77	(28.8)
5.68	9.09	9.36	64.8	NBP gas price (d)		5.64	9.23	63.7
2.66	1.27	0.75	(71.8)	Average European refining margin in euro		2.18	1.00	(54.1)
0.7	1.1	1.4	100.0	Euribor - three-month euro rate	(%)	0.9	1.3	44.4
0.4	0.3	0.3	(25.0)	Libor - three-month dollar rate	(%)	0.3	0.3

(a)	In USD dollars per barrel. Source: Platt’s Oilgram.
(b)	Source: ECB.
(c)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.
(d)	In USD per million btu.

Group results
Eni reported lowered net profit attributable to Eni’s shareholders for the second quarter of 2011 at euro 1,254 million, down euro 570 million, or 31.3%, from the year-earlier quarter. The decline reflected a reduced operating performance (down by 11.5%) dragged down by weak trends in Eni’s downstream businesses, whose effects were partly offset by an improved performance from the Exploration & Production and Engineering & Construction divisions. The quarterly results were negatively affected by a higher consolidated tax rate, up by approximately 6 percentage points, mainly due to certain tax items unrelated to the Group profit for the period, namely tax charges on intercompany dividends and a non deductible tax item related to an antitrust provision.
Net profit attributable to Eni’s shareholders for the first half of 2011 amounted to euro 3,801 million, down euro 245 million from 2010, or 6.1%, due to a higher share of profit attributable to non-controlling interests (euro 346 million) and higher income taxes (down euro 468 million) with an increased Group tax rate (up by two percentage points). Those negatives were partly offset by an improved operating performance (up by 3.2%) mainly in the Exploration & Production division reflecting higher oil prices, as well as lowered net finance and exchange rate expenses (up euro 224 million) reflecting a positive change in fair value evaluation of certain commodity derivatives which did not meet the formal criteria for hedge accounting.

In the second quarter of 2011 adjusted net profit attributable to Eni’s shareholders amounted to euro 1,436 million, down euro 231 million from the second quarter of 2010 (down 13.9%). In the first half of 2011 adjusted net profit was euro 3,634 million, up euro 145 million (up 4.2% from the first half of 2010). Adjusted net profit for the quarter was calculated excluding an inventory holding gain amounting to euro 170 million and special charges amounting to euro 352 million, resulting in a positive adjustment of euro 182 million. In the first half of 2011, an inventory holding gain of euro 644 million and special charges of euro 477 million resulted in a negative adjustment of euro 167 million.

In the first half of 2011, special charges on the operating profit included: (i) impairment charges amounting to euro 265 million and relating to mineral assets in the Exploration & Production segment, as certain gas properties in the USA were impaired due to negative reserve revisions and a reduced outlook for gas prices as well as certain capital expenditure made in the period for safety reasons in the Refining & Marketing and Petrochemical division plants which was written off as it related to assets totally impaired in previous reporting periods; (ii) a provision amounting to euro 69 million was accrued with regard to an antitrust proceeding in the European sector of elastomers following a decision by the European Court of Justice; (iii) negative fair value evaluation of certain commodity derivatives which did not meet the formal criteria for hedge accounting provided by IAS 39 (euro 160 million); (iv) environmental provisions and provisions for redundancy incentives (euro 42 million and euro 34 million, respectively). Special gains in the period mainly related to gains on disposal of marginal assets in the Exploration & Production division.

Results by division
The decrease in the Group adjusted net profit reported in the second quarter of 2011 (down 13.9%) reflected lower adjusted operating profit (down 3%) from the Gas & Power, Refining & Marketing and Petrochemical divisions, partly offset by higher results in the Exploration & Production division and, to a lesser extent, the Engineering & Construction segment. In the first half of 2011, the Group adjusted net profit increased by 4.2%, reflecting higher operating profit (up 7.6%) mainly due to better performance reported by the Exploration & Production division and, to a lesser extent, the Engineering & Construction segment.

Gas & Power
In the second quarter of 2011, the Gas & Power division reported lower adjusted operating profit which was down by 60.1% from the second quarter of 2010 (down by 36.2% in the first half of 2011). The result was negatively affected by a severe contraction in the performance of the Marketing business which suffered a loss of euro 383 million in the second quarter of 2011 compared to a profit of euro 51 million in the year ago quarter (down by euro 760 million from the first half of 2010). The Marketing business was affected by sharply lower gas margins both in Italy and Europe, which were dragged down by strong competitive pressure and oversupply. Also the quarterly performance was impacted by sales losses to shippers which import Libyan gas due to the unavailability of the raw material, lower seasonal sales and negative scenario impacts as well as lower margins on power generation. The lower results of the Marketing business were partly offset by the better operating performance of the Regulated Businesses in Italy (up by 4.6% in the quarter; up by 4.2% in the first half) and the improved result of the International Transport business (up by 35.1% in the quarter; up by 13.8% in the first half). Adjusted net profit of the division was euro 239 million in the first quarter (down by 54.1%) and euro 1,002 million in the first half (down by 32.1%).

Refining & Marketing
In the second quarter of 2011 the Refining & Marketing division reported widening adjusted operating losses amounting to euro 114 million (a loss of euro 290 million for the first half of 2011), representing a decrease of euro 62 million from the second quarter of 2010 (down by euro 144 million from the first half of 2010). Losses were driven by sharply lower refining margins, which effects were partially offset by continuing optimization and efficiency efforts as well as a steady performance in the Marketing business. Net adjusted loss for the second quarter and first half of 2011 widened by euro 60 million and euro 127 million, respectively as a result of the negative trends in the operations.

Petrochemicals
In the second quarter of 2011 the Petrochemical division reported widening adjusted operating losses, down by euro 19 million (from -euro 11 million to -euro 30 million). This trend was negatively impacted by lower margins as high supply costs of oil-based feedstock were not fully recovered in sales prices on end markets, and a substantial decrease in demand due to expectations for a reduction of prices of petrochemical commodities on the marketplace. The Petrochemicals results for the first half of 2011 benefited from the good performance achieved in the first quarter of the year with the operating loss decreasing by 40% (from -euro 70 million to -euro 42 million). Adjusted net profit was stable in the second quarter of 2011 and almost halved in the first half of 2011.

Exploration & Production
In the second quarter of 2011, the Exploration & Production division reported improved adjusted operating profit, which was up by 11.2% to euro 3,826 million (up 21.1% in the first half) driven by higher hydrocarbon realizations in dollars (up by 38.7% and 31.5% on average, in the second quarter and the first half, respectively). These positives were partly offset by the impact associated with a lowered Libyan output and the appreciation of the euro vs. the US dollar (up by 13%). Adjusted net profit for the second quarter of 2011 was up by 17% to euro 1,684 million and by 31% to euro 3,517 million for the first half of 2011.

Engineering & Construction
The Engineering & Construction segment reported a solid operating performance amounting to euro 378 million and euro 720 million in the second quarter and first half of 2011, respectively (up by 10.2% and 13.9%) driven by revenue gains and higher profitability of works executed in the Engineering & Construction business. Adjusted net profit increased by 1.5% and 14%, respectively in the two reporting periods.

Liquidity and capital resources
Summarized Group Balance Sheet3

(euro million)	Dec. 31, 2010	March 31, 2011	June 30, 2011	Change vs Dec. 31, 2010	Change vs Mar. 31, 2011

Fixed assets
Property, plant and equipment	67,404	65,949	67,162	(242)	1,213
Other properties
Inventories - compulsory stock	2,024	2,312	2,370	346	58
Intangible assets	11,172	11,072	10,891	(281)	(181)
Equity-accounted investments and other investments	6,090	6,132	6,079	(11)	(53)
Receivables and securities held for operating purposes	1,743	1,675	1,746	3	71
Net payables related to capital expenditures	(970)	(732)	(1,130)	(160)	(398)

	87,463	86,408	87,118	(345)	710
Net working capital
Inventories	6,589	6,414	6,911	322	497
Trade receivables	17,221	17,665	15,277	(1,944)	(2,388)
Trade payables	(13,111)	(11,665)	(11,293)	1,818	372
Tax payables and provisions for net deferred tax liabilities	(2,684)	(4,374)	(3,753)	(1,069)	621
Provisions	(11,792)	(11,501)	(11,743)	49	(242)
Other current assets and liabilities	(1,286)	(521)	(180)	1,106	341

	(5,063)	(3,982)	(4,781)	282	(799)
Provisions for employee post-retirement benefits	(1,032)	(1,019)	(1,064)	(32)	(45)
Net assets held for sale including net borrowings	479	410	409	(70)	(1)
Capital employed, net	81,847	81,817	81,682	(165)	(135)
Shareholders’ equity:
- Eni shareholders’ equity	51,206	51,966	50,942	(264)	(1,024)
- Non-controlling interest	4,522	4,900	4,762	240	(138)
	55,728	56,866	55,704	(24)	(1,162)
Net borrowings	26,119	24,951	25,978	(141)	1,027

Total liabilities and shareholders’ equity	81,847	81,817	81,682	(165)	(135)
Leverage	0.47	0.44	0.47		0.03

The appreciation of the euro versus the US dollar as at June 30, 2001 from December 31, 2010 (the EUR/USD exchange rate was 1.445 as of June 30, 2011, as compared to 1.336 as of December 31, 2010, up by 8%) reduced net capital employed, net equity and net borrowings by euro 2,766 million, euro 2,374 million, and euro 392 million, respectively, due to exchange rate translation differences. The appreciation of the euro vs. the US dollar from March 31, 2011 was lower (up by 2%), resulting in a reduction of net capital employed, net equity and net borrowings of euro 586 million, euro 494 million, and euro 92 million, respectively compared to that date.

The decrease in net equity due to currency translation differences coupled with dividend payment was absorbed by net profit for the period and the slight decrease in net borrowings, resulting in the Group leverage being unchanged at 0.47 as of June 30, 2011 compared to the level as at December 31, 2010. The Group leverage increased (by 0.03) compared to the level of March 31, 2011 due to the higher level of net borrowings registered in the second quarter in relation to dividend payment.

Fixed assets amounted to euro 87,118 million, representing a decrease of euro 345 million from December 31, 2010, reflecting negative exchange rate translation differences, which were partly offset by the positive balance of capital expenditure incurred in the period (euro 6,615 million) and depreciation, depletion, amortization and impairment charges (euro 4,278 million).

____________

(3)	The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Net working capital amounted to a negative euro 4,781 million, representing a slight increase of euro 282 million from the closing balance as of December 31, 2010. This was due to increased current and non current other assets and liabilities (up euro 1,106 million) mainly reflecting payment of payables in respect of the Company’s gas suppliers outstanding as the end of 2010 due to the take-or-pay position accrued in 2010 (euro 170 million) and a higher balance of receivables and payables from joint-venture partners and dividend receivables from entities accounted at cost in the Exploration & Production division (for a total amount of approximately euro 300 million). This increase was partly offset by higher tax payables and net provisions for deferred tax liabilities accrued in the quarter (down euro 1,069 million). The reduction of trade receivables of euro 1,944 million was absorbed by a similar amount relating to the reduction of trade payables (euro 1,818 million).

Net assets held for sale including related liabilities (euro 409 million) mainly related to the following assets: the subsidiary Gas Brasiliano Distribuidora SA and the associate TAG Gmbh, both of which are in the final stage of the divestment process as preliminary agreements have already been signed with third parties, and Eni’s subsidiaries and associates engaged in gas transport in Germany and Switzerland for which divestment plans have been progressing in accordance with Eni’s commitments with the European Commission.

Shareholders’ equity including non-controlling interest of euro 55,704 million was barely unchanged from 2010. The comprehensive income for the period of euro 2,156 million which consisted of net profit for the period (euro 4,459 million), partly offset by negative exchange rate translation differences (down euro 2,374 million) and other items, was absorbed by dividend payments to Eni’s shareholders (euro 1,811 million) and non-controlling interests, mainly Snam Rete Gas and Saipem (euro 397 million).

Summarized Group Cash Flow Statement4
(euro million)

Second Quarter 2010	First Quarter 2011	Second Quarter 2011	First Half 2010	First Half 2011

1,939	2,959	1,500	Net profit	4,358	4,459
			Adjustments to reconcile net profit to cash provided by operating activities:
2,502	2,003	1,939	- depreciation, depletion and amortization and other non monetary items	4,403	3,942
(75)	(19)	(9)	- net gains on disposal of assets	(244)	(28)
2,362	2,907	2,280	- dividends, interests, taxes and other changes	4,833	5,187
483	(1,729)	1,367	Changes in working capital related to operations	113	(362)
(2,626)	(1,936)	(2,666)	Dividends received, taxes paid, interests (paid) received during the period	(4,324)	(4,602)

4,585	4,185	4,411	Net cash provided by operating activities	9,139	8,596
(4,328)	(2,875)	(3,740)	Capital expenditure	(7,107)	(6,615)
(76)	(41)	(87)	Investments and purchase of consolidated subsidiaries and businesses	(115)	(128)
66	26	77	Disposals	795	103
(88)	(195)	295	Other cash flow related to capital expenditure, investments and disposals	(206)	100

159	1,100	956	Free cash flow	2,506	2,056
94	(67)	47	Borrowings (repayment) of debt related to financing activities	6	(20)
1,118	(637)	750	Changes in short and long-term financial debt	(366)	113
(2,161)	5	(2,181)	Dividends paid and changes in non-controlling interest and reserves	(2,148)	(2,176)
20	(28)	(20	Effect of changes in consolidation and exchange differences	69	(48)

(770)	373	(448)	NET CASH FLOW FOR THE PERIOD	67	(75)

Change in net borrowings
(euro million)

Second Quarter 2010	First Quarter 2011	Second Quarter 2011	First Half 2010	First Half 2011

159	1,100	956	Free cash flow	2,506	2,056
(288)	63	198	Exchange differences on net borrowings and other changes	(645)	261
(2,161)	5	(2,181)	Dividends paid and changes in non-controlling interest and reserves	(2,148)	(2,176)
(2,290)	1,168	(1,027)	CHANGE IN NET BORROWINGS	(287)	141

Net cash provided by operating activities amounted to euro 8,596 million in the first half of 2011. Proceeds from divestments amounted to euro 103 million. Those cash inflows were used to fund cash outflows relating to capital expenditure totaling euro 6,615 million and dividend payments amounting to euro 2,208 million (which included payment of the balance of the 2010 dividend to Eni’s shareholders amounting to euro 1,811 million and the remaining amount to minorities, particularly Saipem and Snam Rete Gas) and helped to pay down finance debt (down by euro 141 million from December 31, 2010). Divestments mainly related to non-strategic assets in the Exploration & Production division.

Net cash provided by operating activities in the first half was negatively affected by lower cash inflow of euro 99 million associated with transferring trade receivables due beyond December 31, 2010 to factoring institutions amounting to euro 1,279 million in the fourth quarter of 2010, while the current half benefited from transferring euro 1,180 million of trade receivables due beyond June 30, 2011 to the same institutions.

____________

(4)	Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) change in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Other information

Continuing listing standards provided by Article No. 36 of Italian exchanges regulation about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries.

Certain provisions have been enacted regulating continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, as of June 30, 2011, nine of Eni’s subsidiaries – Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Trans Tunisian Pipeline Co Ltd, Burren Energy (Congo) Ltd and Eni Finance USA Inc – fall within the scope of the new continuing listing standard as stated in the quarterly consolidated report as of March 31, 2011. Eni has already adopted adequate procedures to ensure full compliance with the new regulation.

Financial and operating information by division for the second quarter and the first half of 2011 is provided in the following pages.

Exploration & Production

Second Quarter 2010	First Quarter 2011	Second Quarter 2011	% Ch. 2 Q. 11 vs. 10	First Half 2010	First Half 2011	% Ch.

				RESULTS	(euro million)
7,184	7,474	6,778	(5.7)	Net sales from operations		14,569	14,252	(2.2)
3,401	4,106	3,693	8.6	Operating profit		6,698	7,799	16.4
41	14	133		Exclusion of special items:		(138)	147
29		141		- asset impairments		29	141
(7)	(17)	(11)		- gains on disposal of assets		(167)	(28)
6	2	2		- provision for redundancy incentives		8	4
13	29	1		- re-measurement gains/losses on commodity derivatives		(8)	30
3,442	4,120	3,826	11.2	Adjusted operating profit		6,560	7,946	21.1

(57)	(57)	(59)		Net financial income (expense) (a)		(106)	(116)
199	117	295		Net income (expense) from investments (a)		266	412
(2,145)	(2,347)	(2,378)		Income taxes (a)		(4,036)	(4,725)
59.8	56.1	58.5		Tax rate (%)		60.1	57.3
1,439	1,833	1,684	17.0	Adjusted net profit		2,684	3,517	31.0
				Results also include:
1,778	1,588	1,580	(11.1)	- amortization and depreciation		3,458	3,168	(8.4)
				of which:
318	266	310	(2.5)	exploration expenditures		630	576	(8.6)
184	163	234	27.2	- amortization of exploratory drilling expenditures and other		415	397	(4.3)
134	103	76	(43.2)	- amortization of geological and geophysical exploration expenses		215	179	(16.7)
3,186	1,952	2,767	(13.2)	Capital expenditure		5,150	4,719	(8.4)
				of which:
259	236	253	(2.3)	- exploratory expenditure (b)		515	489	(5.0)

				Production (c) (d)
980	899	793	(19.1)	Liquids (e)	(kbbl/d)	995	846	(15.0)
4,319	4,356	3,867	(9.8)	Natural gas	(mmcf/d)	4,466	4,110	(7.9)
1,758	1,684	1,489	(15.3)	Total hydrocarbons	(kboe/d)	1,800	1,586	(11.9)

				Average realizations
72.33	95.36	108.59	50.1	Liquids (e)	($/bbl)	71.63	101.89	42.2
5.81	5.99	6.34	9.3	Natural gas (e)	($/mmcf)	5.77	6.15	6.7
55.06	66.62	76.39	38.7	Total hydrocarbons	($/boe)	54.26	71.34	31.5

				Average oil market prices
78.30	104.97	117.36	49.9	Brent dated	($/bbl)	77.27	111.16	43.9
61.51	76.79	81.56	32.6	Brent dated	(euro/bbl)	58.19	79.23	36.2
77.78	93.98	102.44	31.7	West Texas Intermediate	($/bbl)	78.23	98.21	25.5
152.56	146.91	153.97	0.9	Gas Henry Hub	($/kcm)	167.39	150.79	(9.9)

(a)	Excluding special items.
(b)	Includes exploration bonuses.
(c)	Supplementary operating data is provided on page 46.
(d)	Includes Eni’s share of equity-accounted entities production.
(e)	Includes condensates.

Results

In the second quarter of 2011, the Exploration & Production division reported an adjusted operating profit amounting to euro 3,826 million, increasing by euro 384 million, or 11.2%, from the second quarter of 2010, driven by higher oil and gas realizations (oil up 50.1%; natural gas up 9.3%). These positive factors were partly offset by the impact associated with lower Libyan output and by the appreciation of the euro vs the US dollar (down approximately euro 300 million).

Special charges excluded from adjusted operating profit amounted to euro 133 million in the second quarter 2011 (euro 147 million in the first half) and consisted mainly of impairment charges of oil&gas properties in the USA, reflecting a reduced outlook for gas prices and downward reserve revisions, gains on the divestment of non-strategic assets as well as the re-measurement gains recorded on fair value evaluation of the ineffective portion of certain cash flow hedge commodity derivatives.
Adjusted net profit for the second quarter of 2011 was up by euro 245 million, or 17%, to euro 1,684 million due to an improved operating performance and higher results from equity-accounted and cost-accounted entities.

Adjusted operating profit for the first half of 2011 was euro 7,946 million, representing an increase of euro 1,386 million from the first half of 2010, up 21.1%, driven by higher oil and gas realizations (oil up 42.2% and natural gas 6.7%), partly offset by the impact associated with lower Libyan output. In addition, the result of the division was negatively impacted by the appreciation of the euro vs the US dollar (down approximately euro 270 million).

Adjusted net profit for the first half of 2011 increased by euro 833 million to euro 3,517 million from the first half of 2010, up by 31%, due to an improved operating performance and higher results from equity-accounted or cost-accounted entities. The increase was also supported by a lower tax rate (down 3 percentage points) mainly due to non-taxable dividends from cost-accounted entities earned in the period and the reversal to profit of certain provisions which were taxed in previous quarters.

Operating review

Eni reported liquids and gas production of 1,489 kboe/d for the second quarter of 2011, down by 15.3% from the second quarter of 2010. The magnitude of this reduction was the result of the shutdown of activities at almost all Eni producing sites in Libya and the closure of the GreenStream pipeline transporting gas from Libya to Italy. Performance for the quarter was also negatively impacted by lower entitlements in the Company’s PSAs due to higher oil prices with an overall effect of 36 kboe/d compared to the year-earlier quarter, in addition to the above mentioned loss of Libyan output amounting to approximately 200 kboe/d compared to the first quarter of 2010. Net of those effects, production for the quarter decreased by 2 percentage points due to planned facility downtime mainly in Italy. Production decline at mature fields was absorbed by continuing production ramp up in Norway, Egypt and Iraq.

Liquids production (793 kbbl/d) decreased by 187 kbbl/d, or 19.1% due to production losses in Libya and lower entitlements in the Company’s PSAs and planned facility downtime. The main increases were registered in Iraq due to start-up in the Zubair field (Eni 32.8%) and an improved performance in Norway.
Natural gas production (3,867 mmcf/d) decreased by 452 mmcf/d (down 9.8%) due to production losses in Libya.

Eni reported liquids and gas production of 1,586 kboe/d in the first half of 2011 down by 11.9% from the first half of 2010 due to production losses in Libya. Performance for the first half was also negatively impacted by lower entitlements in the Company’s PSAs due to higher oil prices with an overall effect of 30 kboe/d from the first half of 2010, in addition to the above mentioned loss of Libyan output amounting to approximately 170 kboe/d. Net of these effects, production for the first half decreased by 1 percentage point mainly due to planned facility downtime. Production decline at mature fields was absorbed by continuing production ramp up in Norway, Egypt and Iraq.

Liquids production (846 kbbl/d) decreased by 149 kbbl/d, or 15% due to production losses in Libya and lower entitlements in the Company’s PSAs and planned facility downtime, partly offset by the growth registered in Norway and Iraq.
Natural gas production (4,110 mmcf/d) decreased by 356 mmcf/d (down 7.9%) due to production losses in Libya.

Liquids and gas realizations for the second quarter increased by 50.1% on average in dollar terms (up by 42.2% in the first half), driven by higher oil prices for market benchmarks (the Brent crude price increased by 49.9% in the quarter; 43.9% in the first half). Eni’s average liquids realizations decreased by 1.69 $/bbl in the second quarter (1.50 $/bbl in the first half) due to the settlement of certain commodity derivatives relating to the sale of 2.3 mmbbl in the quarter (4.5 mmbbl in the first half). This was part of a derivative transaction the Company entered into in order to hedge exposure to the variability in future cash flows expected from the sale of a portion of the Company’s proved reserves for an original amount of approximately 125.7 mmbbl in the 2008-2011 period, decreasing to approximately 4.5 mmbbl as of the end of June 2011. Eni’s average gas realizations increased at a slower pace in the quarter (up 9.3% in the quarter; up 6.7% in the first half), due to time lags in oil-linked pricing formulae and weak spot price in some areas (in particular USA).

Second Quarter 2010	First Quarter 2011	Second Quarter 2011	First Half 2010	First Half 2011

			LIQUIDS
86.4	75.7	73.9	Sales volumes	(mmbbl)	172.2	149.6
7.1	2.2	2.3	Sales volumes hedged by derivatives (cash flow hedge)		14.2	4.5

73.64	96.66	110.28	Total price per barrel, excluding derivatives	($/bbl)	72.85	103.39
(1.31)	(1.30)	(1.69)	Realized gains (losses) on derivatives		(1.22)	(1.50)

72.33	95.36	108.59	Total average price per barrel		71.63	101.89

Gas & Power

Second Quarter 2010	First Quarter 2011	Second Quarter 2011	% Ch. 2 Q. 11 vs. 10	First Half 2010	First Half 2011	% Ch.

				RESULTS	(euro million)
5,960	10,614	6,235	4.6	Net sales from operations		14,668	16,849	14.9
592	910	184	(68.9)	Operating profit		1,908	1,094	(42.7)
(25)	(41)	(12)		Exclusion of inventory holding (gains) losses		(106)	(53)
62	89	79		Exclusion of special items:		94	168
(1)	1	3		- environmental charges		4	4
				- asset impairments		10
1		5		- gains on disposal of assets		1	5
2	3	3		- provision for redundancy incentives		8	6
60	80	74		- re-measurement gains/losses on commodity derivatives		71	154
	5	(6)		- other			(1)
629	958	251	(60.1)	Adjusted operating profit		1,896	1,209	(36.2)
51	288	(383)	..	Marketing		665	(95)	..
481	554	503	4.6	Regulated businesses in Italy		1,014	1,057	4.2
97	116	131	35.1	International transport		217	247	13.8
9	5	16		Net finance income (expense) (a)		7	21
95	116	103		Net income from investments (a)		195	219
(212)	(316)	(131)		Income taxes (a)		(622)	(447)
28.9	29.3	35.4		Tax rate	(%)	29.6	30.8	4.1
521	763	239	(54.1)	Adjusted net profit		1,476	1,002	(32.1)
367	279	446	21.5	Capital expenditures		677	725	7.1

				Natural gas sales	(bcm)
6.27	11.98	7.11	13.4	Italy		17.14	19.09	11.4
12.92	20.35	13.89	7.5	International sales		32.56	34.24	5.2
10.87	18.28	11.59	6.6	- Rest of Europe		28.48	29.87	4.9
0.71	1.32	1.59	123.9	- Extra European markets		1.14	2.91	155.3
1.34	0.75	0.71	(47.0)	- E&P sales in Europe and in the Gulf of Mexico		2.94	1.46	(50.3)
19.19	32.33	21.00	9.4	WORLDWIDE GAS SALES		49.70	53.33	7.3
				of which:
15.81	28.77	18.15	14.8	- Sales of consolidated subsidiaries		42.26	46.92	11.0
2.04	2.81	2.14	4.9	- Eni’s share of sales of natural gas of affiliates		4.50	4.95	10.0
1.34	0.75	0.71	(47.0)	- E&P sales in Europe and in the Gulf of Mexico		2.94	1.46	(50.3)
9.61	9.68	9.66	0.5	Electricity sales	(TWh)	18.61	19.34	3.9
6.76	6.25	6.77	0.1	- Free market		12.97	13.02	0.4
1.70	2.41	1.70	0.0	- Italian Exchange for electricity		3.54	4.11	16.1
0.81	0.83	0.75	(7.4)	- Industrial plants		1.56	1.58	1.3
0.34	0.19	0.44	29.4	- Other (b)		0.54	0.63	16.7
19.04	23.59	18.31	(3.8)	Gas volumes transported in Italy	(bcm)	43.02	41.90	(2.6)

(a)	Excluding special items.
(b)	Including positive and negative imbalances.

Results

In the second quarter of 2011, the Gas & Power division reported adjusted operating profit of euro 251 million, a decrease of euro 378 million from the second quarter of 2010, down 60.1% dragged down by a sharply lower performance in the Marketing business. The Marketing business results did not take into account the possible benefit associated with ongoing renegotiations of the Company’s long-term gas purchase contracts which may become effective earlier than end of June 2011. These results were also affected by gains on non-hedging commodity derivatives amounting to euro 52 million which could be associated with future sales of gas and electricity, while the second quarter of 2010 did not take into account derivative gains amounting to euro 61 million recognized in previous reporting periods, which could be associated with the sale of gas and electricity occurred in the 2010 second quarter. As those derivatives did not meet the formal criteria to be designated as hedges under IFRS, the Company was barred from applying hedge accounting and thus gains and losses associated with those derivatives cannot be brought forward to the reporting periods when the associated sales occur. However, in assessing the underlying performance of the Marketing business, management calculates the EBITDA pro-forma adjusted which represents those derivatives as being hedges with associated gains and losses recognized in the reporting period when the relevant sales occur. Management believes that disclosing this measure is helpful in assisting investors to understand these particular business trends (see page 23). The EBITDA pro-forma adjusted also includes Eni’s share of results of entities which are equity-accounted for statutory reporting purposes and confirms the size of the decline of the Marketing activity reflecting underlying business trends.
Special items excluded from operating profit amounted to net charges of euro 79 million for the quarter (euro 168 million in the first half). These mainly related to negative fair value evaluation of certain commodity derivatives (euro 74 million and euro 154 million, respectively) which did not meet the formal criteria for hedge accounting provided by IAS 39.
Adjusted net profit for the second quarter of 2011 was euro 239 million, a decrease of euro 282 million from 2010 (down by 54.1%) due to lowered operating performance.

In the first half of 2011, the Gas & Power division reported adjusted operating profit of euro 1,209 million, a decrease of euro 687 million from the first half of 2010, down 36.2%. The decrease was due to sharply lower results delivered by the Marketing business, partly offset by positive results of the Regulated Businesses in Italy and International Transport. The Marketing business results did not take into account the possible benefit associated with ongoing renegotiations of the Company’s long-term gas purchase contracts which may become effective earlier than end of June 2011. These were also affected by higher gains on non-hedging commodity derivatives amounting to euro 111 million which could be associated with future sales of gas and electricity. The first half of 2010 results did not take into account commodity derivative gains of euro 82 million accrued in previous reporting periods. The EBITDA pro-forma adjusted which represents those derivatives as being hedges with associated gains and losses recognized in the reporting period when the relevant sales showed a wider decline (down 38.3 from the first half of 2010) of the Marketing activity reflecting underlying business trends. The EBITDA pro-forma adjusted also includes Eni’s share of results of entities which are equity-accounted for statutory reporting purposes.
Adjusted net profit for the first half of 2011 was euro 1,002 million, a decrease of euro 474 million from the first half of 2010 (down by 32.1%) due to a lowered operating performance.

Operating review

Marketing
In the second quarter of 2011, the Marketing business reported sharply lower results due to an adjusted operating loss of euro 383 million, from a profit of euro 51 million registered in the second quarter of 2010 (down by euro 434 million). Marketing results were negatively impacted by:

(i)	weaker margins on gas sales registered in Italy and European markets, due to increasing competitive pressures, a prevailing oversupply in the marketplace as well as weak demand trends which negatively impacted selling prices;
(ii)	lower margins on power generation sales;
(iii)	reduced sales of Libyan gas to shippers to Italy;
(iv)	lower seasonal gas sales and unfavorable scenario effects.

These negative trends were partly offset by higher gas sales achieved by consolidated subsidiaries (up by 14.8% for the quarter). Performance for the quarter also included a loss of euro 10 million recorded on fair value evaluation of certain commodity derivatives the Company entered into to manage economic margins as provided by the new business model of the Marketing activity.

In the first half of 2011, net operating loss amounted to euro 95 million, a decrease of euro 760 million from the same period of the previous year, due to the same drivers described in the disclosure on the second quarter results.

NATURAL GAS SALES BY MARKET
(bcm)

Second Quarter 2010	First Quarter 2011	Second Quarter 2011	% Ch. 2 Q. 11 vs. 10	First Half 2010	First Half 2011	% Ch.

6.27	11.98	7.11	13.4	ITALY	17.14	19.09	11.4
0.65	2.24	0.84	29.2	- Wholesalers	2.58	3.08	19.4
0.14			(100.0)	- Gas release	0.54
0.71	1.6	1.19	67.6	- Italian exchange for gas and spot markets	1.75	2.79	59.4
1.51	1.99	1.75	15.9	- Industries	3.09	3.74	21.0
0.14	0.46	0.09	(35.7)	- Medium-sized enterprises and services	0.66	0.55	(16.7)
0.83	1.17	1.17	41.0	- Power generation	1.58	2.34	48.1
0.76	2.87	0.54	(28.9)	- Residential	3.87	3.41	(11.9)
1.53	1.65	1.53		- Own consumption	3.07	3.18	3.6
12.92	20.35	13.89	7.5	INTERNATIONAL SALES	32.56	34.24	5.2
10.87	18.28	11.59	6.6	Rest of Europe	28.48	29.87	4.9
2.13	1.85	0.56	(73.7)	- Importers in Italy	5.35	2.41	(55.0)
8.74	16.43	11.03	26.2	- European markets	23.13	27.46	18.7
1.7	2.04	1.71	0.6	Iberian Peninsula	3.33	3.75	12.6
1.25	2.07	1.67	33.6	Germany-Austria	3.07	3.74	21.8
2.64	4.02	3.06	15.9	Belgium	7.86	7.08	(9.9)
0.26	1.07	0.27	3.8	Hungary	1.35	1.34	(0.7)
0.88	1.67	1.26	43.2	Northern Europe	2.29	2.93	27.9
0.47	1.86	1.41	200.0	Turkey	1.45	3.27	125.5
1.24	2.55	1.58	27.4	France	3.01	4.13	37.2
0.3	1.15	0.07	(76.7)	Other	0.77	1.22	58.4
0.71	1.32	1.59	123.9	Extra European markets	1.14	2.91	155.3
1.34	0.75	0.71	(47.0)	E&P sales in Europe and in the Gulf of Mexico	2.94	1.46	(50.3)
19.19	32.33	21.00	9.4	WORLDWIDE GAS SALES	49.70	53.33	7.3

Sales of natural gas for the second quarter of 2011 were 21 bcm (including Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and the Gulf of Mexico) registering an increase of 1.81 bcm, up 9.4%, which reflected an improved performance both in Europe and the domestic market.
Sales volumes in the Italian market amounted to 7.11 bcm, up 0.84 bcm or 13.4%, due to higher spot volumes on the PVS (up 0.48 bcm), as a number of importers to Italy requested gas supplies to replace the Libyan gas, as well as client additions and higher gas off-takes in the power generation (up 0.34 bcm), wholesalers (up 0.19 bcm) and industrial segments (up 0.24 bcm) which gave a boost to Eni’s market share. The residential segment registered a decrease due to lower seasonal consumption (down 0.22 bcm).
Sales to shippers which import gas to Italy decreased by 1.57 bcm (down 73.7%) due to reduced gas off-takes as well as lower availability of Libyan gas resulting from the closure of the GreenStream importing pipeline.
Sales in the European market increased by 2.29 bcm (or 26.2%) in particular in Turkey (up 0.94 bcm), Germany/Austria (up 0.42 bcm), Belgium (up 0.42 bcm), UK/Northern Europe (up 0.38 bcm) and France (up 0.34 bcm).

Sales of natural gas (including Eni’s own consumption, Eni’s share of sales made by accounted entities and upstream sales in Europe and the Gulf of Mexico) for the first half of 2011 were 53.33 bcm registering an increase of 3.63 bcm, up 7.3% from the first half of 2010.
Sales in Italy were 19.09 bcm increasing by 1.95 bcm from the first half 2010 (up 11.4%) due to higher spot sales on the PVS (up 1.04 bcm) and positive effects of marketing activities aimed at recapturing clients and increasing market share in main utilization segments coupled with higher off-takes by large industrial clients (power generation up 0.76 bcm; industrial up 0.65 bcm; wholesalers up 0.50 bcm). The residential segment registered a decrease due to lower seasonal consumption (down 0.46 bcm).
Sales to shippers which import gas to Italy decreased by 2.94 bcm (down 55%). This was due to reduced gas off-takes and lower availability of Libyan gas resulting from the closure of the GreenStream importing pipeline.

Sales increased in all European markets to 27.46 bcm (up 4.33 bcm, or 18.7% from the first half of 2010) except for sales in Belgium decreasing by 0.78 bcm due to lower seasonal gas sales and increasing competitive pressure. Main increases were recorded in the target markets of Turkey (up 1.82 bcm), France (up 1.12 bcm), Germany/Austria (up 0.67 bcm), UK/Northern Europe (up 0.64 bcm) and Iberian Peninsula (up 0.42 bcm).

Electricity sales for the second quarter of 2011 were nearly unchanged (at 9.66 TWh, up 0.5%). In the first half of 2011 electricity sales increased by 3.9% to 19.34 TWh due to a partial recovery in power generation demand, an increase in clients portfolio as well as higher volumes traded on the Italian power exchange (up 0.57 from the first half of 2010).

Regulated Businesses in Italy
In the second quarter of 2011, these businesses reported an adjusted operating profit of euro 503 million, up euro 22 million from the same period a year-ago, or 4.6%, due to improved results in all regulated businesses. In particular, notwithstanding lower transported volumes due to a decrease in natural gas demand in Italy, the Transport business registered an improved operating performance (up euro 7 million, or 2.2%) reflecting higher yields of new capital expenditure and efficiency actions.
These trends have driven the performance of the Distribution business (up euro 14 million), positively influenced also by the impact associated with a new tariff regime set by the Authority for Electricity and Gas intended to cover amortization charges.
The Storage businesses reported an adjusted operating profit amounting to euro 45 million, with a slight increase from the second quarter of 2010 (euro 44 million).

In the first half of 2011, these businesses reported an adjusted operating profit of euro 1,057 million, up euro 43 million, or 4.2%, mainly due to the improved results achieved by the Distribution (up euro 25 million) and Transport businesses (up euro 9 million) and due to the same factors described above.
The Storage businesses reported an adjusted operating profit amounting to euro 143 million, increasing by euro 9 million from the first half of 2010 (euro 134 million).

Volumes of gas transported in Italy (18.31 bcm in the second quarter of 2011 and 41.90 bcm in the first half of 2011) registered a decrease when compared to the corresponding periods of 2010 (down 0.73 bcm in the quarter and down 1.12 bcm in the first half) mainly due to lower natural gas demand in Italy.

International Transport
This business reported an adjusted operating profit of euro 131 million for the second quarter of 2011 (euro 247 million for the first half) representing an increase of euro 34 million from the second quarter of 2010, or 35.1%, (up euro 30 million, or 13.8%, from the first half of 2010), mainly due to an improved profitability, partly offset by the closure of the GreenStream importing pipeline.

Other performance indicators

Follows a breakdown of the pro-forma adjusted EBITDA by business:

(euro million)

Second Quarter 2010	First Quarter 2011	Second Quarter 2011	% Ch. 2 Q. 11 vs. 10	First Half 2010	First Half 2011	% Ch.

825	1,054	338	(59.0)	Pro-forma adjusted EBITDA	2,257	1,392	(38.3)
299	456	(234)	..	Marketing	1,155	222	(80.8)
61	(59)	(52)		of which: +/(-) adjustment on commodity derivatives	82	(111)
350	393	367	4.9	Regulated businesses in Italy	729	760	4.3
176	205	205	16.5	International transport	373	410	9.9

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit which is also modified to take into account the impact associated with certain derivatives instruments as discussed below. This performance indicator includes the adjusted EBITDA of Eni’s wholly owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. Snam Rete Gas’ EBITDA is included according to Eni’s share of equity (55.54% as of June 30, 2011, which takes into account the amount of own shares held in treasury by the subsidiary itself) although this Company is fully consolidated when preparing consolidated financial statements in accordance with IFRS, due to its listed company status. Italgas SpA and Stoccaggi Gas Italia SpA results are also included according to the same share of equity as Snam Rete Gas, due to the restructuring of Eni’s regulated business in the Italian gas sector whereby the parent company Eni SpA divested the entire share capital of the two subsidiaries to Snam Rete Gas. In order to calculate the EBITDA pro-forma adjusted, the adjusted operating profit of the Marketing business has been modified to take into account the impact of the settlement of certain commodity and exchange rate derivatives that do not meet the formal criteria to be classified as hedges under the IFRS. These are entered into by the Company in view of certain amounts of gas and electricity that the Company expects to supply at fixed prices during future periods. The impact of those derivatives has been allocated to the EBITDA pro-forma adjusted relating to the reporting periods during which those supplies at fixed prices are recognized. Management believes that the EBITDA pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power division, taking into account evidence that this division is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the Eni Gas & Power divisional performance as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

Refining & Marketing

Second Quarter 2010	First Quarter 2011	Second Quarter 2011	% Ch. 2 Q. 11 vs. 10	First Half 2010	First Half 2011	% Ch.

10,909	11,806	13,015	19.3	Net sales from operations		20,255	24,821	22.5
255	303	73	(71.4)	Operating profit		360	376	4.4
(305)	(508)	(229)		Exclusion of inventory holding (gains) losses		(537)	(737)
(2)	29	42		Exclusion of special items:		31	71
17	14	12		- environmental charges		34	26
11	16	22		- asset impairments		33	38
	(4)	(5)		- gains on disposal of assets		(10)	(9)
		5		- risk provisions			5
4	3	5		- provision for redundancy incentives		6	8
(34)	(2)	(4)		- re-measurement gains/losses on commodity derivatives		(32)	(6)
	2	7		- other			9
(52)	(176)	(114)	(119.2)	Adjusted operating profit		(146)	(290)	(98.6)
				Net finance income (expense) (a)
21	27	11		Net income (expense) from investments (a)		66	38
12	52	24		Income taxes (a)		31	76
38.7	34.9	23.3		Tax rate	(%)	38.8	30.2
(19)	(97)	(79)	315.8	Adjusted net profit		(49)	(176)	(259.2)
149	132	184	23.5	Capital expenditure		267	316	18.4

				Global indicator refining margin
3.39	1.74	1.09	(67.8)	Brent	($/bbl)	2.90	1.41	(51.4)
2.66	1.27	0.75	(71.8)	Brent	(euro/bbl)	2.18	1.00	(54.1)
4.56	3.35	2.20	(51.8)	Brent/Ural	($/bbl)	3.89	2.77	(28.8)

				REFINING THROUGHPUTS AND SALES	(mmtonnes)
6.54	5.96	5.26	(19.6)	Refining throughputs of wholly-owned refineries		12.40	11.22	(9.5)
8.73	8.14	7.63	(12.6)	Refining throughputs on own account		16.87	15.77	(6.5)
7.42	7.03	6.30	(15.1)	- Italy		14.30	13.33	(6.8)
1.31	1.11	1.33	1.5	- Rest of Europe		2.57	2.44	(5.1)
2.94	2.64	2.90	(1.4)	Retail sales		5.62	5.54	(1.4)
2.17	1.94	2.14	(1.4)	- Italy		4.18	4.08	(2.4)
0.77	0.70	0.76	(1.3)	- Rest of Europe		1.44	1.46	1.4
3.30	3.00	3.19	(3.3)	Wholesale sales		6.20	6.19	(0.2)
2.33	2.19	2.22	(4.7)	- Italy		4.37	4.41	0.9
0.97	0.81	0.97		- Rest of Europe		1.83	1.78	(2.7)
0.11	0.10	0.11		Wholesale sales outside Europe		0.20	0.21	5.0

(a)	Excluding special items.

Results

In the second quarter of 2011 the Refining & Marketing business reported widening adjusted operating losses down by euro 62 million from the same period of 2010, or 119%, to euro 114 million. This poor performance reflected continuing unprofitable refining margins due to high costs for oil feedstock which were only partially transferred to product prices pressured by weak demand and capacity oversupply recorded in the Mediterranean area. In addition, performance for the quarter was hit by rising costs for plant utilities which are indexed to the cost of crude oil, as well as the depreciation of the US dollar vs the euro. These negatives were mitigated by an improved profitability of Eni’s complex refineries helped by widening price differentials between sweet and sour crudes, higher pricing premiums for gasoline and gasoil compared to fuel oil as well as efficiency improvements and optimization of refinery cycles. Marketing activities benefited by higher sales margins positively influenced by commercial and pricing initiatives.
In the second quarter of 2011 special charges excluded from adjusted operating loss amounted to euro 42 million (euro 71 million for the first half of 2011) and mainly related to impairment charges of capital expenditures made for safety reasons on refining and retail assets impaired in previous reporting periods, and environmental provisions.

In the second quarter of 2011, adjusted net loss was euro 79 million (down euro 60 million from the second quarter of 2010) mainly due to a lower operating performance.

In the first half of 2011 the Refining & Marketing business reported an adjusted operating loss amounting to euro 290 million, down euro 144 million from the same period of 2010, driven by sharply lower refining margins on the back of an unfavorable scenario, partly offset by the positive results recorded by the marketing activities.
In the first half of 2011, adjusted net loss was euro 176 million (down euro 127 million from the first half of 2010).

Operating review

Eni’s refining throughputs for the second quarter of 2011 were 7.63 mmtonnes (15.77 mmtonnes in the first half of 2011) decreasing by 12.6% from the year-ago second quarter (down by 6.5% from the first half of 2010). In Italy processed volumes for the second quarter decreased by 15.1% from the year earlier quarter (down by 6.8% in the first half) reflecting lower volumes at the Livorno and Gela refineries due to planned facility downtimes and lower capacity utilization in response to a weak market environment at the Venezia refinery. These negatives were partly offset by the higher volumes processed at the Sannazzaro, Milazzo and Taranto refineries reflecting lower facility downtimes.
Outside Italy, Eni’s refining throughputs slightly increased from the second quarter of 2010 (down 5.1% from the first half of 2010).
Retail sales in Italy amounted to 2.14 mmtonnes in the second quarter of 2011 (4.08 mmtonnes in the first half of 2011) decreasing by approximately 30 ktonnes, or 1.4% (down 2.4% in the first half of 2011) due to a lower consumption (down 1.9%). Eni's average market share for the first half of 2011 was 30.1%, down 0.2 percentage points from the first half of 2010. Market share for the second quarter of 2011 was 30.2%, up 0.1 percentage points from the second quarter of 2010.
Wholesale sales in Italy (2.22 mmtonnes) decreased by approximately 110 ktonnes, down 4.7% from the second quarter of 2010, due to lower demand of engines gasoil, marine bunkering and fuel oil from industrial clients. In the period were registered higher sales of jet fuel for the aviation segment. In the first half of 2011 wholesale sales in Italy registered a slight increase from 2010 (up approximately 40 ktonnes, or 0.9%) mainly due to higher sales of jet fuel for the aviation segment, bitumen and coke, partly offset by lower sales of gasoil, marine bunkering and fuel oil in relation to lower demand for products.
Retail sales in the rest of Europe amounting to approximately 760 ktonnes in the second quarter of 2011 (1.46 mmtonnes in the first half of 2011) were weaker in the quarter due to lower demand and higher competitive pressure (down by 1.3% in the quarter; however they were up 1.4% in the first half) with reductions in Germany, France and Eastern Europe. These negatives were partly offset by the purchase of a network of service stations in Austria closed during 2010.
Wholesale sales in the Rest of Europe were approximately 970 ktonnes (1.78 mmtonnes in the first half of 2010) and were stable in the quarter while experienced a slight decrease in the first half mainly due to lower sales in Czech Republic, Germany, Slovenia, Hungary and France, mainly in bitumen, partly offset by higher sales volumes in Austria, Switzerland and Romania.

Summarized Group profit and loss account

(euro million)

Second Quarter 2010	First Quarter 2011	Second Quarter 2011	% Ch. 2 Q. 11 vs. 10	First Half 2010	First Half 2011	% Ch.

22,902	28,779	24,596	7.4	Net sales from operations		47,706	53,375	11.9
252	233	357	41.7	Other income and revenues		537	590	9.9
(16,569)	(21,222)	(19,005)	(14.7)	Operating expenses		(34,665)	(40,227)	(16.0)
		(69)		of which non-recurring items			(69)
(5)	(28)	16		Other operating income (expense)		33	(12)
(2,275)	(2,124)	(2,154)	5.3	Depreciation, depletion, amortization and impairments		(4,459)	(4,278)	4.1

4,305	5,638	3,810	(11.5)	Operating profit		9,152	9,448	3.2
(356)	(83)	(294)	17.4	Finance income (expense)		(601)	(377)	37.3
447	291	430	(3.8)	Net income from investments		672	721	7.3

4,396	5,846	3,946	(10.2)	Profit before income taxes		9,223	9,792	(6.2)
(2,457)	(2,887)	(2,446)	0.4	Income taxes		(4,865)	(5,333)	(9.6)
55.9	49.4	62.0		Tax rate	(%)	52.7	54.5
1,939	2,959	1,500	(22.6)	Net profit, attributable to:		4,358	4,459	2.3
1,824	2,547	1,254	(31.3)	- Eni’s shareholders		4,046	3,801	(6.1)
115	412	246	113.9	- Non controlling interest		312	658	110.9

1,824	2,547	1,254	(31.3)	Net profit attributable to Eni’s shareholders		4,046	3,801	(6.1)
(250)	(474)	(170)		Exclusion of inventory holding (gains) losses		(530)	(644)
93	125	352		Exclusion of special items		(27)	477
				of which:
		69		- non-recurring items			69
93	125	283		- other special items		(27)	408
1,667	2,198	1,436	(13.9)	Adjusted net profit attributable to Eni’s shareholders (a)		3,489	3,634	4.2

(a)	For a detailed explanation of adjusted operating profit and adjusted net profit see the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

NON-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis
Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Furthermore, finance charges on finance debt, interest income, gains or losses deriving from the evaluation of certain derivative financial instruments at fair value through profit or loss (as they do not meet the formal criteria to be assessed as hedges under IFRS, excluding commodity derivatives), and exchange rate differences are all excluded when determining adjusted net profit of each business segment. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income (34% is applied to charges recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006, of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and include gains and losses on re-measurement at fair value of certain commodity derivatives, which do not meet formal criteria to the classified as hedges under IFRS, including the ineffective portion of cash flow hedges.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of the aforementioned derivative financial instruments, excluding commodity derivatives, and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies. For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

First Half 2011	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	7,799	1,094	376	(5)	720	(165)	(188)	(183)	9,448
Exclusion of inventory holding (gains) losses		(53)	(737)	(119)					(909)

Exclusion of special items
of which:
Non-recurring (income) charges				10		59			69
Other special (income) charges:	147	168	71	72		1	35		494
environmental charges		4	26			12			42
asset impairments	141		38	70	14	2			265
gains on disposal of assets	(28)	5	(9)		3				(29)
risk provisions			5			(1)			4
provision for redundancy incentives	4	6	8	2	1	1	12		34
re-measurement gains/losses on commodity derivatives	30	154	(6)		(18)				160
other		(1)	9			(13)	23		18

Special items of operating profit	147	168	71	82		60	35		563

Adjusted operating profit	7,946	1,209	(290)	(42)	720	(105)	(153)	(183)	9,102
Net finance (expense) income (a)	(116)	21				4	(284)		(375)
Net income from investments (a)	412	219	38	1	9				679
Income taxes (a)	(4,725)	(447)	76	13	(193)		94	68	(5,114)

Tax rate (%)	57.3	30.8	..		26.5				54.4
Adjusted net profit	3,517	1,002	(176)	(28)	536	(101)	(343)	(115)	4,292

of which:
- Adjusted net profit of non-controlling interest									658
- Adjusted net profit attributable to Eni’s shareholders									3,634

Reported net profit attributable to Eni’s shareholders									3,801

Exclusion of inventory holding (gains) losses (b)									(644)
Exclusion of special items									477
- non-recurring (income) charges									69
- other special (income) charges									408

Adjusted net profit attributable to Eni’s shareholders									3,634

i	i	i
(a)	i	Excluding special items.
(b)	i	Including euro 67 million related to equity-accounted entities.

(euro million)

First Half 2010	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	6,698	1,908	360	53	625	(175)	(152)	(165)	9,152
Exclusion of inventory holding (gains) losses		(106)	(537)	(134)					(777)

Exclusion of special items:
environmental charges		4	34			53			91
asset impairments	29	10	33	9		8			89
gains on disposal of assets	(167)	1	(10)						(176)
risk provisions						6			6
provision for redundancy incentives	8	8	6	2	7	1	12		44
re-measurement gains/losses on commodity derivatives	(8)	71	(32)						31
other						(1)			(1)

Special items of operating profit	(138)	94	31	11	7	67	12		84

Adjusted operating profit	6,560	1,896	(146)	(70)	632	(108)	(140)	(165)	8,459
Net finance (expense) income (a)	(106)	7			47	(10)	(492)		(554)
Net income from investments (a)	266	195	66	2	(3)	(4)	(1)		521
Income taxes (a)	(4,036)	(622)	31	2	(206)		144	62	(4,625)

Tax rate (%)	60.1	29.6	..		30.5				54.9
Adjusted net profit	2,684	1,476	(49)	(66)	470	(122)	(489)	(103)	3,801

of which:
- Adjusted net profit of non-controlling interest									312
- Adjusted net profit attributable to Eni’s shareholders									3,489

Reported net profit attributable to Eni’s shareholders									4,046

Exclusion of inventory holding (gains) losses (b)									(530)
Exclusion of special items									(27)

Adjusted net profit attributable to Eni’s shareholders									3,489

i	i	i
(a)	i	Excluding special items.
(b)	i	Including euro 33 million related to equity-accounted entities.

(euro million)

Second Quarter 2011	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	3,693	184	73	(113)	366	(138)	(76)	(179)	3,810
Exclusion of inventory holding (gains) losses		(12)	(229)	1					(240)

Exclusion of special items
of which:
Non-recurring (income) charges				10		59			69
Other special (income) charges:	133	79	42	72	12	19	7		364
environmental charges		3	12			12			27
asset impairments	141		22	70	14	1			248
gains on disposal of assets	(11)	5	(5)		2				(9)
risk provisions			5			(1)			4
provision for redundancy incentives	2	3	5	2	1	1	8		22
re-measurement gains/losses on commodity derivatives	1	74	(4)		(5)				66
other		(6)	7			6	(1)		6

Special items of operating profit	133	79	42	82	12	78	7		433

Adjusted operating profit	3,826	251	(114)	(30)	378	(60)	(69)	(179)	4,003
Net finance (expense) income (a)	(59)	16				4	(253)		(292)
Net income from investments (a)	295	103	11	1	4				414
Income taxes (a)	(2,378)	(131)	24	6	(105)		74	67	(2,443)

Tax rate (%)	58.5	35.4	..		27.5				59.2
Adjusted net profit	1,684	239	(79)	(23)	277	(56)	(248)	(112)	1,682

of which:
- Adjusted net profit of non-controlling interest									246
- Adjusted net profit attributable to Eni’s shareholders									1,436

Reported net profit attributable to Eni’s shareholders									1,254

Exclusion of inventory holding (gains) losses (b)									(170)
Exclusion of special items									352
- non-recurring (income) charges									69
- other special (income) charges									283

Adjusted net profit attributable to Eni’s shareholders									1,436

i	i	i
(a)	i	Excluding special items.
(b)	i	Including euro 17 million related to equity-accounted entities.

(euro million)

Second Quarter 2010	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	3,401	592	255	17	334	(115)	(82)	(97)	4,305
Exclusion of inventory holding (gains) losses		(25)	(305)	(38)					(368)

Exclusion of special items:
environmental charges		(1)	17			53			69
asset impairments	29		11	9		8			57
gains on disposal of assets	(7)	1							(6)
risk provisions						6			6
provision for redundancy incentives	6	2	4	1	7		7		27
re-measurement gains/losses on commodity derivatives	13	60	(34)		2				41
other						(3)			(3)

Special items of operating profit	41	62	(2)	10	9	64	7		191

Adjusted operating profit	3,442	629	(52)	(11)	343	(51)	(75)	(97)	4,128
Net finance (expense) income (a)	(57)	9			47	(10)	(298)		(309)
Net income from investments (a)	199	95	21	2	(5)		(1)		311
Income taxes (a)	(2,145)	(212)	12	(14)	(112)		87	36	(2,348)

Tax rate (%)	59.8	28.9	..		29.1				56.9
Adjusted net profit	1,439	521	(19)	(23)	273	(61)	(287)	(61)	1,782

of which:
- Adjusted net profit of non-controlling interest									115
- Adjusted net profit attributable to Eni’s shareholders									1,667

Reported net profit attributable to Eni’s shareholders									1,824

Exclusion of inventory holding (gains) losses (b)									(250)
Exclusion of special items									93

Adjusted net profit attributable to Eni’s shareholders									1,667

i	i	i
(a)	i	Excluding special items.
(b)	i	Including euro 16 million related to equity-accounted entities.

(euro million)

First Quarter 2011	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	4,106	910	303	108	354	(27)	(112)	(4)	5,638
Exclusion of inventory holding (gains) losses		(41)	(508)	(120)					(669)

Exclusion of special items:
environmental charges		1	14						15
asset impairments			16			1			17
gains on disposal of assets	(17)		(4)		1				(20)
provision for redundancy incentives	2	3	3				4		12
re-measurement gains/losses on commodity derivatives	29	80	(2)		(13)				94
other		5	2			(19)	24		12

Special items of operating profit	14	89	29		(12)	(18)	28		130

Adjusted operating profit	4,120	958	(176)	(12)	342	(45)	(84)	(4)	5,099
Net finance (expense) income (a)	(57)	5					(31)		(83)
Net income from investments (a)	117	116	27		5				265
Income taxes (a)	(2,347)	(316)	52	7	(88)		20	1	(2,671)

Tax rate (%)	56.1	29.3	..		25.4				50.6
Adjusted net profit	1,833	763	(97)	(5)	259	(45)	(95)	(3)	2,610

of which:
- Adjusted net profit of non-controlling interest									412
- Adjusted net profit attributable to Eni’s shareholders									2,198

Reported net profit attributable to Eni’s shareholders									2,547

Exclusion of inventory holding (gains) losses (b)									(474)
Exclusion of special items									125

Adjusted net profit attributable to Eni’s shareholders									2,198

i	i	i
(a)	i	Excluding special items.
(b)	i	Including euro 50 million related to equity-accounted entities.

Breakdown of special items
(euro million)

Second Quarter 2010	First Quarter 2011	Second Quarter 2011	First Half 2010	First Half 2011

		69	Non-recurring charges (income)		69
		69	of which: - settlement/payments on antitrust and other Authorities proceedings		69
191	130	364	Other special charges (income):	84	494
69	15	27	- environmental charges	91	42
57	17	248	- asset impairments	89	265
(6)	(20)	(9)	- gains on disposal of assets	(176)	(29)
6		4	- risk provisions	6	4
27	12	22	- provisions for redundancy incentives	44	34
41	94	66	- re-measurement gains/losses on commodity derivatives	31	160
(3)	12	6	- other	(1)	18

191	130	433	Special items of operating profit	84	563

47		2	Net finance (income) expense	47	2
(118)	24	1	Net income from investments	(118)	25
			of which:
(140)			- gains on disposal of assets	(140)
20			- impairments	20
(27)	(29)	(84)	Income taxes	(40)	(113)
			of which:
42	27	44	- re-allocation of tax impact on Eni SpA dividends and other special items	42	71
(69)	(56)	(128)	- taxes on special items of operating profit	(82)	(184)

93	125	352	Total special items of net profit	(27)	477

Net sales from operations
(euro million)

Second Quarter 2010	First Quarter 2011	Second Quarter 2011	% Ch. 2 Q. 11 vs. 10	First Half 2010	First Half 2011	% Ch.

7,184	7,474	6,778	(5.7)	Exploration & Production	14,569	14,252	(2.2)
5,960	10,614	6,235	4.6	Gas & Power	14,668	16,849	14.9
10,909	11,806	13,015	19.3	Refining & Marketing	20,255	24,821	22.5
1,698	1,797	1,747	2.9	Petrochemicals	3,174	3,544	11.7
2,496	2,785	2,920	17.0	Engineering & Construction	5,008	5,705	13.9
27	25	20	(25.9)	Other activities	52	45	(13.5)
332	303	341	2.7	Corporate and financial companies	634	644	1.6
(171)	(101)	(57)		Impact of unrealized intragroup profit elimination	(107)	(158)
(5,533)	(5,924)	(6,403)		Consolidation adjustment	(10,547)	(12,327)
22,902	28,779	24,596	7.4		47,706	53,375	11.9

Operating expenses
(euro million)

Second Quarter 2010	First Quarter 2011	Second Quarter 2011	% Ch. 2 Q. 11 vs. 10	First Half 2010	First Half 2011	% Ch.

15,415	20,103	17,862	15.9	Purchases, services and other	32,466	37,965	16.9
				of which:
		69		- non-recurring (income) charges		69
60	3	51		- other special items	97	54
1,154	1,119	1,143	(1.0)	Payroll and related costs	2,199	2,262	2.9
				of which:
27	12	22		- provision for redundancy incentives	44	34
16,569	21,222	19,005	14.7		34,665	40,227	16.0

Gains and losses on non-hedging commodity derivate instruments
(euro million)

Second Quarter 2010	First Quarter 2011	Second Quarter 2011	First Half 2010	First Half 2011

(14)	(29)	(1)	Exploration & Production	7	(30)
(1)			- settled transactions	(1)
(13)	(29)	(1)	- re-measurement gains/losses	8	(30)
(30)	4	(3)	Gas & Power	(11)	1
30	84	71	- settled transactions	60	155
(60)	(80)	(74)	- re-measurement gains/losses	(71)	(154)
45	(76)	11	Refining & Marketing	40	(65)
11	(78)	7	- settled transactions	8	(71)
34	2	4	- re-measurement gains/losses	32	6
	2		Petrochemicals	1	2
	2		- settled transactions	1	2
			- re-measurement gains/losses
(6)	12	2	Engineering & Construction	(4)	14
(4)	(1)	(3)	- settled transactions	(4)	(4)
(2)	13	5	- re-measurement gains/losses		18

(5)	(87)	9	Derivatives lacking formal criteria for hedging accounting	33	(78)
36	7	75	- settled transactions	64	82
(41)	(94)	(66)	- re-measurement gains/losses	(31)	(160)
	59	7	Trading derivatives Gas & Power		66
(5)	(28)	16	Total	33	(12)

Depreciation, depletion, amortization and impairments
(euro million)

Second Quarter 2010	First Quarter 2011	Second Quarter 2011	% Ch. 2 Q. 11 vs. 10	First Half 2010	First Half 2011	% Ch.

1,749	1,588	1,439	(17.7)	Exploration & Production	3,429	3,027	(11.7)
226	248	218	(3.5)	Gas & Power	470	466	(0.9)
87	92	83	(4.6)	Refining & Marketing	167	175	4.8
20	22	24	20.0	Petrochemicals	39	46	17.9
122	145	138	13.1	Engineering & Construction	236	283	19.9
			..	Other activities	1		(100.0)
19	17	18	(5.3)	Corporate and financial companies	37	35	(5.4)
(5)	(5)	(6)		Impact of unrealized intragroup profit elimination	(9)	(11)
2,218	2,107	1,914	(13.7)	Total depreciation, depletion and amortization	4,370	4,021	(8.0)

57	17	240	321.1	Impairments	89	257	188.8

2,275	2,124	2,154	(5.3)		4,459	4,278	(4.1)

Net income from investments

(euro million) First Half 2011	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other activities	Group

Share of gains (losses) from equity-accounted investments	63	160	74	9	(24)	282
Dividends	343	60	31		3	437
Net gains on disposal					1	1
Other income (expense), net	2				(1)	1

	408	220	105	9	(21)	721

Income taxes
(euro million)

Second Quarter 2010	First Quarter 2011	Second Quarter 2011	First Half 2010	First Half 2011	Change

			Profit before income taxes
690	1,312	16	Italy	1,841	1,328	(513)
3,706	4,534	3,930	Outside Italy	7,382	8,464	1,082
4,396	5,846	3,946		9,223	9,792	569
			Income taxes
393	538	206	Italy	843	744	(99)
2,064	2,349	2,240	Outside Italy	4,022	4,589	567
2,457	2,887	2,446		4,865	5,333	468
			Tax rate (%)
57.0	41.0	..	Italy	45.8	56.0	10.2
55.7	51.8	57.0	Outside Italy	54.5	54.2	(0.3)
55.9	49.4	62.0		52.7	54.5	1.8

Adjusted net profit
(euro million)

Second Quarter 2010	First Quarter 2011	Second Quarter 2011	% Ch. 2 Q. 11 vs. 10	First Half 2010	First Half 2011	% Ch.

1,439	1,833	1,684	17.0	Exploration & Production	2,684	3,517	31.0
521	763	239	(54.1)	Gas & Power	1,476	1,002	(32.1)
(19)	(97)	(79)	(315.8)	Refining & Marketing	(49)	(176)	(259.2)
(23)	(5)	(23)		Petrochemicals	(66)	(28)	57.6
273	259	277	1.5	Engineering & Construction	470	536	14.0
(61)	(45)	(56)	8.2	Other activities	(122)	(101)	17.2
(287)	(95)	(248)	13.6	Corporate and financial companies	(489)	(343)	29.9
(61)	(3)	(112)		Impact of unrealized intragroup profit elimination	(103)	(115)
1,782	2,610	1,682	(5.6)		3,801	4,292	(12.9)
				Attributable to:
115	412	246	113.9	- Eni’s shareholders	312	658	(110.9)
1,667	2,198	1,436	(13.9)	- Non controlling interest	3,489	3,634	4.2

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt to shareholders’ equity, including minority interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)	Dec. 31, 2010	March 31, 2011	June 30, 2011	Change vs Dec. 31, 2010	Change vs March 31, 2011

Total debt	27,783	27,058	27,594	(189)	536
Short-term debt	7,478	6,156	5,573	(1,905)	(583)
Long-term debt	20,305	20,902	22,021	1,716	1,119
Cash and cash equivalents	(1,549)	(1,922)	(1,474)	75	448
Securities held for non-operating purposes	(109)	(110)	(131)	(22)	(21)
Financing receivables for non-operating purposes	(6)	(75)	(11)	(5)	64

Net borrowings	26,119	24,951	25,978	(141)	1,027

Shareholders’ equity including non-controlling interest	55,728	56,866	55,704	(24)	(1,162)
Leverage	0.47	0.44	0.47		0.03

Bonds maturing in the 18-month period starting on June 30, 2011
(euro million)

Issuing entity	Amounts at June 30, 2011 (a)
Eni Coordination Center SA	43
Eni Coordination Center SA	26
69

(a)	Amounts include interest accrued and discount on issue.

Bonds issued in the first half of 2011

Issuing entity	Nominal amount (million)	Currency	Amounts at March 31, 2011 (a) (euro million)	Maturity	Rate	%

Eni Coordination Center SA	100	GBP	112	2021	Fixed	4.75
112

(a)	Amounts include interest accrued and discount on issue.

ROACE (Return On Average Capital Employed)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio of net adjusted profit before minority interests, plus net finance charges on net borrowings net of the related tax effect, to net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 34%. The capital invested, as of the period end, used for the calculation of net average capital invested is obtained by deducting inventory gains or losses in the period, net of the related tax effect. ROACE by division is determined as ratio of adjusted net profit to net average capital invested pertaining to each division and rectifying the net capital invested as of period-end, from net inventory gains or losses (after applying the division specific tax rate).

(euro million)

Calculated on a 12-month period ending on June 30, 2011	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	6,433	2,084	(176)	8,425
Exclusion of after-tax finance expense/interest income	-	-	-	409

Adjusted net profit unlevered	6,433	2,084	(176)	8,834
Adjusted capital employed, net:
- at the beginning of period	38,847	25,524	8,533	80,717
- at the end of period	36,487	27,325	8,508	80,958

Adjusted average capital employed, net	37,667	26,425	8,521	80,838

Adjusted ROACE (%)	17.1	7.9	(2.1)	10.9

(euro million)

Calculated on a 12-month period ending on June 30, 2010	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	4,646	2,907	(215)	6,841
Exclusion of after-tax finance expense/interest income	-	-	-	341

Adjusted net profit unlevered	4,646	2,907	(215)	7,182
Adjusted capital employed, net:
- at the beginning of period	30,489	23,614	7,359	68,564
- at the end of period	38,847	25,539	7,932	80,048

Adjusted average capital employed, net	34,668	24,577	7,646	74,306

Adjusted ROACE (%)	13.4	11.8	(2.8)	9.7

(euro million)

Calculated on a 12-month period ending on December 31, 2010	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	5,600	2,558	(49)	7,934
Exclusion of after-tax finance expense/interest income	-	-	-	337

Adjusted net profit unlevered	5,600	2,558	(49)	8,271
Adjusted capital employed, net:
- at the beginning of period	32,455	24,754	8,105	73,106
- at the end of period	37,646	27,270	7,859	81,237

Adjusted average capital employed, net	35,051	26,012	7,982	77,172

Adjusted ROACE (%)	16.0	9.8	(0.6)	10.7

GROUP BALANCE SHEET
(euro million)

Dec. 31, 2010	Mar. 31, 2011	June 30, 2011

ASSETS
Current assets
Cash and cash equivalents	1,549	1,922	1,474
Other financial assets held for trading or available for sale	382	387	360
Trade and other receivables	23,636	24,274	22,180
Inventories	6,589	6,414	6,911
Current tax assets	467	269	231
Other current tax assets	938	936	864
Other current assets	1,350	1,664	1,358

	34,911	35,866	33,378
Non-current assets
Property, plant and equipment	67,404	65,949	67,162
Inventory - compulsory stock	2,024	2,312	2,370
Intangible assets	11,172	11,072	10,891
Equity-accounted investments	5,668	5,725	5,704
Other investments	422	407	375
Other financial assets	1,523	1,520	1,578
Deferred tax assets	4,864	4,186	5,028
Other non-current receivables	3,355	3,520	3,713
	96,432	94,691	96,821

Assets held for sale	517	458	480
TOTAL ASSETS	131,860	131,015	130,679
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	6,515	5,196	4,357
Current portion of long-term debt	963	960	1,216
Trade and other payables	22,575	20,235	20,022
Income taxes payable	1,515	2,108	2,100
Other taxes payable	1,659	2,474	2,271
Other current liabilities	1,620	1,930	1,480

	34,847	32,903	31,446
Non-current liabilities
Long-term debt	20,305	20,902	22,021
Provisions for contingencies	11,792	11,501	11,743
Provisions for employee benefits	1,032	1,019	1,064
Deferred tax liabilities	5,924	5,344	5,803
Other non-current liabilities	2,194	2,432	2,827

	41,247	41,198	43,458
Liabilities directly associated with assets held for sale	38	48	71
TOTAL LIABILITIES	76,132	74,149	74,975

SHAREHOLDERS’ EQUITY
Non-controlling interest	4,522	4,900	4,762
Eni shareholders’ equity:
Share capital	4,005	4,005	4,005
Reserves	49,450	52,169	49,890
Treasury shares	(6,756)	(6,755)	(6,754)
Interim dividend	(1,811)
Net profit	6,318	2,547	3,801
Total Eni shareholders’ equity	51,206	51,966	50,942
TOTAL SHAREHOLDERS’ EQUITY	55,728	56,866	55,704
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	131,860	131,015	130,679

Group profit and loss account
(euro million)

Second Quarter 2010	First Quarter 2011	Second Quarter 2011	First Half 2010	First Half 2011

			REVENUES
22,902	28,779	24,596	Net sales from operations	47,706	53,375
252	233	357	Other income and revenues	537	590
23,154	29,012	24,953	Total revenues	48,243	53,965

			OPERATING EXPENSES
15,415	20,103	17,862	Purchases, services and other	32,466	37,965
		69	- of which non recurring (income) expense		69
1,154	1,119	1,143	Payroll and related costs	2,199	2,262
(5)	(28)	16	OTHER OPERATING (CHARGE) INCOME	33	(12)

2,275	2,124	2,154	DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	4,459	4,278

4,305	5,638	3,810	OPERATING PROFIT	9,152	9,448

			FINANCE INCOME (EXPENSE)
2,297	3,117	(259)	Finance income	3,660	2,858
(2,508)	(3,397)	(63)	Finance expense	(3,930)	(3,460)
(145)	197	28	Derivative financial instruments	(331)	225
(356)	(83)	(294)		(601)	(377)

			INCOME (EXPENSE) FROM INVESTMENTS
108	200	82	Share of profit (loss) of equity-accounted investments	292	282
339	91	348	Other gain (loss) from investments	380	439
447	291	430		672	721

4,396	5,846	3,946	PROFIT BEFORE INCOME TAXES	9,223	9,792
(2,457)	(2,887)	(2,446)	Income taxes	(4,865)	(5,333)
1,939	2,959	1,500	Net profit	4,358	4,459

			Attributable to:
1,824	2,547	1,254	- Eni’s shareholders	4,046	3,801
115	412	246	- Non-controlling interest	312	658
1,939	2,959	1,500		4,358	4,459

			Earnings per share attributable to Eni’s shareholders (euro per share)
0.51	0.70	0.35	Basic	1.12	1.05
0.51	0.70	0.35	Diluted	1.12	1.05

Comprehensive income
(euro million)

First Half 2010	First Half 2011

Net profit	4,358	4,459
Other items of comprehensive income:
- foreign currency translation differences	4,974	(2,374)
- change in the fair value of available-for-sale securities		(6)
- change in the fair value of cash flow hedging derivatives	342	120
- share of "Other comprehensive income" on equity-accounted entities	(16)	5
- taxation	(134)	(48)
Total changes	5,166	(2,303)

Total comprehensive income	9,524	2,156

Attributable to:
- Eni’s shareholders	9,118	1,549
- Non-controlling interest	406	607

Changes in shareholders' equity
(euro million)

Shareholders’ equity at December 31, 2010		55,728
Total comprehensive income	2,156
Dividends paid to Eni’s shareholders	(1,811)
Dividends paid by consolidated subsidiaries to non-controlling interest	(397)
Stock options expired	(6)
Cost related to stock options	2
Other changes	32

Total changes		(24)

Shareholders’ equity at June 30, 2011		55,704

Attributable to:
- Eni’s shareholders		50,942
- Non-controlling interest		4,762

Group cash flow statement
(euro million)

Second Quarter 2010	First Quarter 2011	Second Quarter 2011	First Half 2010	First Half 2011

1,939	2,959	1,500	Net profit	4,358	4,459
			Adjustments to reconcile net profit to net cash provided by operating activities:
2,218	2,107	1,914	Depreciation, depletion and amortization	4,370	4,021
57	17	240	Impairments of tangible and intangible assets, net	89	257
(108)	(200)	(82)	Share of loss of equity-accounted investments	(292)	(282)
(75)	(19)	(9)	Gain on disposal of assets, net	(244)	(28)
(199)	(114)	(323)	Dividend income	(242)	(437)
(25)	(25)	(25)	Interest income	(64)	(50)
129	159	182	Interest expense	274	341
2,457	2,887	2,446	Income taxes	4,865	5,333
322	86	(128)	Other changes	227	(42)
			Changes in working capital:
(1,070)	(270)	(577)	- inventories	(1,190)	(847)
2,810	(601)	2,312	- trade receivables	86	1,711
(854)	(1,222)	(284)	- trade payables	947	(1,506)
(2)	(48)	215	- provisions for contingencies	54	167
(401)	412	(299)	- other assets and liabilities	216	113
483	(1,729)	1,367	Cash flow from changes in working capital	113	(362)
13	(7)	(5)	Net change in the provisions for employee benefits	9	(12
353	118	336	Dividends received	388	454
27	(14)	19	Interest received	74	5
(265)	(216)	(322)	Interest paid	(408)	(538)
(2,741)	(1,824)	(2,699)	Income taxes paid, net of tax receivables received	(4,378)	(4,523)
4,585	4,185	4,411	Net cash provided from operating activities	9,139	8,596
			Investing activities:
(3,968)	(2,533)	(3,338)	- tangible assets	(6,415)	(5,871)
(360)	(342)	(402)	- intangible assets	(692)	(744)
		(22)	- consolidated subsidiaries and businesses		(22)
(76)	(41)	(65)	- investments	(115)	(106)
(9)	(8)	(32)	- securities	(13)	(40)
(270)	(513)	(107)	- financing receivables	(636)	(620)
64	(225)	285	- change in payables and receivables in relation to investments and capitalized depreciation	(40)	60
(4,619)	(3,662)	(3,681)	Cash flow from investments	(7,911)	(7,343)
			Disposals:
10	7	78	- tangible assets	213	85
5	18	(10)	- intangible assets	5	8
48		1	- consolidated subsidiaries and businesses	48	1
3	1	8	- investments	529	9
20		52	- securities	26	52
189	480	38	- financing receivables	495	518
12	4	106	- change in payables and receivables in relation to disposals	(32)	110
287	510	273	Cash flow from disposals	1,284	783
(4,332)	(3,152)	(3,408)	Net cash used in investing activities (*)	(6,627)	(6,560)

continued Group cash flow statement
(euro million)

Second Quarter 2010	First Quarter 2011	Second Quarter 2011	First Half 2010	First Half 2011

346	771	2,279	Proceeds from long-term debt	368	3,050
1,051	(308)	(749)	Repayments of long-term debt	(1,147)	(1,057)
(279)	(1,100)	(780)	Increase (decrease) in short-term debt	413	(1,880)
1,118	(637)	750		(366)	113
	6	21	Net capital contributions by non-controlling interest		27
3	7	6	Net acquisition of treasury shares different from Eni SpA	16	13
	(8)		Acquisition of additional interests in consolidated subsidiaries		(8)
(1,811)		(1,811)	Dividends paid to Eni's shareholders	(1,811)	(1,811)
(353)		(397)	Dividends paid by consolidated subsidiaries to non-controlling interest	(353)	(397)
(1,043)	(632)	(1,431)	Net cash used in financing activities	(2,514)	(2,063)
	(6)	(1)	Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)		(7)
20	(22)	(19)	Effect of exchange rate changes on cash and cash equivalents and other changes	69	(41)
(770)	373	(448)	Net cash flow for the period	67	(75)
2,445	1,549	1,922	Cash and cash equivalents - beginning of the period	1,608	1,549
1,675	1,922	1,474	Cash and cash equivalents - end of the period	1,675	1,474

(*)	Net cash used in investing activities included investments in certain financial assets to absorb temporary surpluses of cash or as a part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. Cash flows of such investments were as follows:

(euro million)
Second Quarter 2010	First Quarter 2011	Second Quarter 2011	First Half 2010	First Half 2011

i	i				Financing investments:
i	i	i(13)	(3)	(21)	- securities	(13)	(24)
i	i	i104	(77)	34	- financing receivables	(2)	(43)
i	i	i91	(80)	13		(15)	(67)
i	i	i			Disposal of financing investments:
i	i	2i			- securities	8
i	i	1	13	34	- financing receivables	13	47
i	i	3	13	34		21	47
i	i	94	(67)	47	Net cash flows from financing activities	6	(20)

Supplemental information
(euro million)

Second Quarter 2010	First Quarter 2011	Second Quarter 2011	First Half 2010	First Half 2011

		Effect of investment in companies included in consolidation and businesses
72		Current assets	72
2	22	Non-current assets	2	22
11		Net borrowings	11
(63)		Current and non-current liabilities	(63)
22	22	Net effect of investments	22	22
(11)		Fair value of investments held before the acquisition of control	(11)
11	22	Purchase price	11	22
		less:
(11)		Cash and cash equivalents	(11)
	22	Cash flow on investments		22
		Effect of disposal of consolidated subsidiaries and businesses
80		Current assets	80
696	1	Non-current assets	696	1
(282)		Net borrowings	(282)
(136)		Current and non-current liabilities	(136)
358	1	Net effect of disposals	358	1
(149)		Fair value of non-controlling interest retained after disposals	(149)
140		Gain on disposal	140
(46)		Non-controlling interest	(46)
303	1	Selling price	303	1
		less:
(255)		Cash and cash equivalents	(255)
48	1	Cash flow on disposals	48	1

Capital expenditure
(euro million)

Second Quarter 2010	First Quarter 2011	Second Quarter 2011	% Ch. 2 Q. 11 vs. 10	First Half 2010	First Half 2011	% Ch.

3,186	1,952	2,767	(13.2)	Exploration & Production	5,150	4,719	(8.4)
367	279	446	21.5	Gas & Power	677	725	7.1
149	132	184	23.5	Refining & Marketing	267	316	18.4
45	39	76	68.9	Petrochemicals	71	115	62.0
380	345	206	(45.8)	Engineering & Construction	792	551	(30.4)
10	2	1	(90.0)	Other activities	19	3	(84.2)
33	40	22	(33.3)	Corporate and financial companies	50	62	24.0
158	86	38		Impact of unrealized intragroup profit elimination	81	124
4,328	2,875	3,740	(13.6)		7,107	6,615	(6.9)

In the first half of 2011, capital expenditure amounting to euro 6,615 million related mainly to:
-	development activities (euro 3,432 million) deployed mainly in Algeria, Kazakhstan, Norway, the Unites States, Italy and Congo as well as blocks and interests in licenses awarded amounting to euro 757 million, mainly in Nigeria and exploratory activities (euro 489 million) of which 96% was spent outside Italy, primarily in Angola, Ghana, Australia, the United States, Egypt, Indonesia and Norway;
-	development and upgrading of Eni’s natural gas transport network in Italy (euro 374 million) and distribution network (euro 152 million), as well as development as well as the increase of storage capacity (euro 131 million);
-	projects aimed at improving the conversion capacity and flexibility of refineries (euro 249 million), as well as building and upgrading service stations in Italy and outside Italy (euro 61 million);
-	upgrading of the fleet used in the Engineering & Construction division (euro 551 million).

Capital expenditure by division

EXPLORATION & PRODUCTION

Second Quarter 2010	First Quarter 2011	Second Quarter 2011	First Half 2010	First Half 2011

175	164	198	Italy	327	362
254	330	369	Rest of Europe	431	699
1,247	426	412	North Africa	1,692	838
635	488	1,114	West Africa	1,223	1,602
284	217	255	Kazakhstan	507	472
136	112	119	Rest of Asia	252	231
385	153	276	America	632	429
70	62	24	Australia and Oceania	86	86

3,186	1,952	2,767		5,150	4,719

GAS & POWER

Second Quarter 2010	First Quarter 2011	Second Quarter 2011	First Half 2010	First Half 2011

68	18	45	Marketing and Power generation	110	63
293	260	397	Regulated businesses in Italy	561	657
178	157	217	- Transport	342	374
65	64	88	- Distribution	123	152
50	39	92	- Storage	96	131
6	1	4	International transport	6	5

367	279	446		677	725

REFINING & MARKETING

Second Quarter 2010	First Quarter 2011	Second Quarter 2011	First Half 2010	First Half 2011

106	107	142	Refining, Supply and Logistic	201	249
40	20	41	Marketing	57	61
3	5	1	Other activities	9	6

149	132	184		267	316

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	First Half 2009	First Half 2010

1,758	1,684	1,489	Production of oil and natural gas (a) (b)	(kboe/d)	1,800	1,586
185	186	172	Italy		184	179
208	224	221	Rest of Europe		225	223
583	505	384	North Africa		586	444
388	375	356	West Africa		395	365
107	117	106	Kazakhstan		114	112
123	120	104	Rest of Asia		123	111
139	131	122	America		149	127
25	26	24	Australia and Oceania		24	25
154.1	145.7	129.1	Production sold (a)	(mmboe)	312.7	274.8

PRODUCTION OF LIQUIDS BY REGION

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	First Half 2009	First Half 2010

980	899	793	Production of liquids (a)	(kbbl/d)	995	846
63	67	52	Italy		61	59
113	123	122	Rest of Europe		122	123
306	239	189	North Africa		296	214
318	286	265	West Africa		329	275
63	71	65	Kazakhstan		68	68
39	38	29	Rest of Asia		37	34
69	67	63	America		73	65
9	8	8	Australia and Oceania		9	8

PRODUCTION OF NATURAL GAS BY REGION

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	First Half 2009	First Half 2010

4,319	4,356	3,867	Production of natural gas (a) (b)	(mmcf/d)	4,466	4,110
676	661	665	Italy		682	663
530	563	549	Rest of Europe		573	556
1,539	1,474	1,080	North Africa		1,609	1,276
390	496	509	West Africa		364	502
241	257	227	Kazakhstan		256	242
471	452	411	Rest of Asia		475	431
386	353	335	America		420	344
86	100	91	Australia and Oceania		87	96

(a)	Includes Eni’s share of production of equity-accounted entities.
(b)	Includes volumes of gas consumed in operations (305 and 307 mmcf/d in the second quarter 2011 and 2010, respectively, 313 and 312 mmcf/d in the first half 2011 and 2010, respectively, and 321 mmcf/d in the first quarter 2011).

Petrochemicals

Second Quarter 2010	First Quarter 2011	Second Quarter 2011	First Half 2010	First Half 2011

			Sales of petrochemical products	(euro million)
810	847	823	Basic petrochemicals		1,483	1,670
838	903	876	Polymers		1,596	1,779
50	47	48	Other revenues		95	95

1,698	1,797	1,747			3,174	3,544

			Production	(ktonnes)
1,295	1,171	1,036	Basic petrochemicals		2,536	2,207
605	553	587	Polymers		1,212	1,140

1,900	1,724	1,623			3,748	3,347

Engineering & Construction
(euro million)

Second Quarter 2010	First Quarter 2011	Second Quarter 2011	First Half 2010	First Half 2011

			Orders acquired
818	1,727	1,535	Engineering & Construction Offshore	1,923	3,262
3,534	933	1,144	Engineering & Construction Onshore	4,781	2,077
9	75	274	Offshore drilling	149	349
20	173	145	Onshore drilling	206	318

4,381	2,908	3,098		7,059	6,006

(euro million)	Dec. 31, 2010	June 30, 2011

Order backlog	20,505	20,490

The Board of Directors of Eni establishes the Nomination Committee

San Donato Milanese (Milan), July 29, 2011 - The Board of Directors of Eni established the Nomination Committee, led by the Chairman of the Board of Directors, Giuseppe Recchi, and composed by the Chairmen of the other Board Committees: Alessandro Lorenzi (Chairman of the Internal Control Committee) Alessandro Profumo (Chairman of the Oil-Gas Energy Committee) and Mario Resca (Chairman of the Compensation Committee).
The Committe resolves on the basis of the proposals of the CEO, who takes part to its meetings.

The members of the Nomination Committee are all non-executive directors. The majority of them are independent in accordance with the recommendations of the Corporate Governance Code of Borsa Italiana.

In addition to the tasks set by Eni's Corporate Governance Code, the Committee has the authority to propose and consult the Board in relation to: appointment, under the Board’s competence, of the managers of the Company and of the members of the bodies of the subsidiaries; the succession plans for the managers with strategic responsibilities of the Company; the Board and its committees annual review; the guidelines regarding the maximum number of offices of the directors; the evaluation of their requirements, as well as of any business they may carry on in competition.

Company Contacts:

Press Office: +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
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investor.relations@eni.com

Website: www.eni.com